SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 20, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 20, 2023 regarding “Fourth quarter and full-year report 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 20, 2023

Fourth quarter and full-year report 2022

Stockholm, Jan 20, 2023

Fourth quarter highlights

•

The quarter was impacted by an IPR agreement resulting in total IPR revenues of SEK 6.0 (2.4) b. and previously announced charges of SEK -4.0 b., including DOJ provision, IoT divestment and Cloud Software and Services contract and portfolio exits.

•	Group organic sales[1] grew by 1% YoY., of which IPR revenues contributed with 5 percentage points. Reported sales were SEK 86.0 (71.3) b. of which Vonage contributed SEK 4.1 b.

•

Gross income increased to SEK 35.6 (30.8) b., while gross margin decreased to 41.4% (43.2%) primarily due to business mix change in Networks and previously announced charges for contract exits and portfolio adjustments in Cloud Software and Services.

•	EBITA excluding restructuring charges amounted to SEK 9.3 (12.8) b. with an EBITA margin of 10.8% (17.9%). EBITA was impacted by the previously announced charges.

•	Free cash flow before M&A was SEK 16.9 (13.5) b. mainly driven by reduced inventory and high cash collection including IPR collection.

•	Return on capital employed was 15.4% (26.6%) driven by lower EBIT.

Full-year highlights

•	Group organic sales[1] grew by 3%, driven by a 4% increase in Networks and 16% in Enterprise. Reported sales were SEK 271.5 (232.3) b.

•	Gross income increased to SEK 113.3 (100.7) b. with increases in segments Networks, Cloud Software and Services, and Enterprise.

•

EBITA amounted to SEK 29.1 (33.3) b. with an EBITA margin of 10.7% (14.3%). EBITA was negatively impacted by previously announced charges of SEK -5.5 b., partly compensated by increased IPR licensing revenues.

•	EBIT margin excl. restructuring charges was 10.1% (13.9%). Excluding Vonage and previously announced charges during the year, EBIT margin was 12.9%, reaching the 2022 target of 12-14%.

•	Net income was SEK 19.1 (23.0) b. EPS diluted was SEK 5.62 (6.81).

•	Free cash flow before M&A amounted to SEK 22.2 (32.1) b. Net cash was SEK 23.3 (65.8) b. at year-end 2022.

•	Return on capital employed was 14.0% (18.4%) driven by higher capital employed and lower EBIT.

•	A dividend for 2022 of SEK 2.70 (2.50) per share will be proposed to the AGM by the Board of Directors.

SEK b.	Q4 2022	Q4 2021	YoY change	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change
Net sales	86.0	71.3	21%	68.0	26%	271.5	232.3	17%
Sales growth adj. for comparable units and currency ²	—	—	1%	—	—	—	—	3%
Gross margin ²	41.4%	43.2%	—	41.4%	—	41.7%	43.4%	—
EBIT	7.9	11.9	-34%	7.1	10%	27.0	31.8	-15%
EBIT margin ²	9.1%	16.6%	—	10.5%	—	10.0%	13.7%	—
EBITA ²	9.0	12.3	-26%	7.6	19%	29.1	33.3	-13%
EBITA margin ²	10.5%	17.2%	—	11.2%	—	10.7%	14.3%	—
Net income	6.2	10.1	-39%	5.4	15%	19.1	23.0	-17%
EPS diluted, SEK	1.82	3.02	-40%	1.56	17%	5.62	6.81	-17%
Measures excl. restructuring charges²
Gross margin excluding restructuring charges	41.5%	43.5%	—	41.4%	—	41.8%	43.5%	—
EBIT excluding restructuring charges	8.1	12.3	-34%	7.2	12%	27.4	32.3	-15%
EBIT margin excluding restructuring charges	9.4%	17.3%	—	10.6%	—	10.1%	13.9%	—
EBITA excluding restructuring charges	9.3	12.8	-27%	7.7	21%	29.5	33.8	-13%
EBITA margin excluding restructuring charges	10.8%	17.9%	—	11.3%	—	10.9%	14.6%	—
Free cash flow before M &A	16.9	13.5	25%	2.5	—	22.2	32.1	-31%
Net cash, end of period	23.3	65.8	-65%	13.4	74%	23.3	65.8	-65%

[1]	Sales adjusted for comparable units and currency
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements

1 Ericsson | Fourth quarter and full year report 2022

CEO comments

With our fourth quarter result we are on track to deliver on our long-term EBITA target of 15-18% by 2024. We remain fully committed to our strategic ambitions and have full confidence in the long term. During the quarter, we made measurable progress towards achieving these ambitions, against a backdrop of broad macroeconomic headwinds. As we said during our Capital Markets Day, there are near-term uncertainties, however, we are still in the early phase of global 5G rollout and widespread enterprise digitalization.

Our strategy remains rooted in driving sustainable growth and maximizing value across all stakeholders. We are confident that we have the right team and strategy in place to extend our leadership in mobile networks; achieve profitability in Cloud Software and Services; execute in our high growth Enterprise segment; shape the industry landscape by becoming a platform company leveraging the 5G innovation platform; and continue our unwavering commitment to a culture of integrity.

This quarter, we signed a multiyear IPR patent license agreement with a major licensee. This positive outcome positions us well to capture further 5G patent license agreements among handset manufacturers and in new areas such as consumer electronics and IoT. We expect significant IPR revenue growth over the coming 18-24 months.

Group Net Sales1 grew by 1% YoY, of which IPR revenues contributed with 5 percentage points. EBITA2 of SEK 9.3 (12.8) b. corresponds to a margin2 of 10.8% (17.9%). The positive impact from higher IPR revenues was offset by expected business mix shift and previously announced charges of SEK -4 b. We executed on our ambition to reduce inventory contributing to our free cash flow before M&A of SEK 16.9 (13.5) b.

Our Networks business grew in India on the back of significant market share gains. As anticipated, the growth from share gains in several markets could not fully compensate for reduced operator capex and inventory reductions in other markets, including North America. Gross margin2 was 44.6% (46.4%), negatively impacted by this business mix shift including a higher share of services sales from large network rollout projects. The IPR patent license agreement had positive margin impact.

During the quarter, we were able to largely offset the impact of high inflation with commercial activities, including product substitution. We continue to invest in technology to enhance performance and cost leadership, expand our global footprint and improve productivity and capital efficiency across the supply chain.

In Cloud Software and Services, organic sales1 decreased by -2% excluding IPR revenues. Sales growth in North America – mainly from 5G Core contracts – was offset by a decline in other market areas. We remain committed to improving profitability and are on a clear path to reaching operating profit break-even for full-year 2023 by limiting subscale software development, accelerating automation, and changing focus from market share gains to profitability. In Q4, we decided to exit certain subscale business, with a one-off charge.

Within Enterprise, we continue to leverage our strength in mobile networks to accelerate our business. Organically, sales1 grew by 15%. Our Enterprise strategy is underpinned by two pillars: First, our Enterprise Wireless Solutions business, focused on capturing the multi-billion-dollar enterprise market opportunity for 5G optimized networking and security solutions. Second, through the Global Communication Platform business, we will enable new ways of monetizing 5G by transforming how network features such as speed and latency are globally exposed, consumed and paid for. Enterprise is a growth engine for the company, and we continue to fine-tune our portfolio to maximize profitability. To this end, we announced the divestment of our loss-making IoT business in Q4. We continue to invest to strengthen our enterprise go-to-market channel and broaden our enterprise product portfolio. In addition, we are increasing our investments in developing the network APIs that will underpin the long-term growth in Global Communication Platform. From 2024 and beyond our enterprise business will be a major driver of Ericsson’s long-term growth and profitability, however, these investments will weigh on profitability during 2023.

We remain positive on the long-term outlook for our business. However, the near-term outlook, as we also described at our Capital Markets Day, remains uncertain. We expect operators to continue to sweat assets in response to macroeconomic headwinds. In addition, we expect operators to adjust inventory levels as supply situation eases. These trends started to impact Networks in Q4 and we expect them to continue at least during the first half of 2023. At the same time, we expect good growth from market share wins, albeit not fully offsetting the near-term headwinds. In the longer-term, capex is driven by traffic growth. Given near-term macroeconomic headwinds, we expect Enterprise to grow somewhat slower than during 2022.

While the quarter saw the easing of supply chain related challenges, the inflationary environment persisted. We remain focused on navigating near-term headwinds through our commercial initiatives but also by making Ericsson more cost-effective. We expect to start seeing the effect of our SEK 9 b. cost savings activities during the second quarter of 2023. We anticipate declining margins in Networks during the first half of 2023 due to changing business mix. In Q1 we expect the EBITA2 for the Group to be somewhat lower than EBITA2 last year, with improvements during the year.

We remain focused on reaching a resolution with the US authorities regarding the previously announced Deferred Prosecution Agreement (DPA) breach notices received by the company. In this regard, we have this quarter booked a SEK 2.3 b. (approx. USD 220 million) provision as we are now in a position to make a sufficiently reliable estimate of the financial penalty (and additional monitoring costs) associated with a breach resolution.

2 Ericsson | Fourth quarter and full year report 2022	CEO comments

Separately, and with respect to the past matters described in the company’s 2019 Iraq investigation report, we continue to thoroughly investigate the facts in full cooperation with the DOJ and the SEC to determine if there is any merit to the allegations.

Building a culture of ethics and integrity remains a top priority, and I am convinced that best-in-class compliance will give our company a competitive advantage. Both the company’s resolution with the DOJ and the SEC in 2019 and the ongoing investigation into past conduct in Iraq clearly highlight the importance of intelligent decision-making and effective risk management.

In conclusion, I would like to thank all my colleagues for their diligence and efforts to deliver long-term stakeholder value as they continue to execute on our strategy. The commitment and passion of our team is what inspires me the most as we redefine both our company and our industry. The actions we have taken have positioned us to be a true industry leader.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges

Financial highlights

Net sales Segments

SEK b.	Q4 2022	Q4 2021	YoY change	YoY adj.¹	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change	YoY adj.¹
Networks	58.6	51.1	15%	1%	48.1	22%	193.5	167.8	15%	4%
Cloud Software and Services	20.2	18.0	13%	2%	14.2	42%	60.5	56.2	8%	-1%
Enterprise	6.6	1.8	265%	15%	5.2	28%	15.4	6.2	147%	16%
Other	0.6	0.5	18%	10%	0.5	8%	2.2	2.0	8%	3%

Total	86.0	71.3	21%	1%	68.0	26%	271.5	232.3	17%	3%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales Market Areas

SEK b.	Q4 2022	Q4 2021	YoY change	YoY adj.¹	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change	YoY adj.¹
South East Asia, Oceania and India	11.2	8.6	31%	21%	7.9	42%	33.0	28.8	14%	7%
North East Asia	8.4	9.8	-14%	-16%	5.6	50%	26.7	29.1	-8%	-11%
North America	25.3	22.3	14%	-7%	26.5	-5%	95.4	77.5	23%	5%
Europe and Latin America	20.9	19.2	9%	0%	15.3	36%	66.8	60.3	11%	4%
Middle East and Africa	7.4	6.9	6%	-4%	5.7	30%	22.6	20.8	9%	-1%
Other²	12.8	4.5	186%	—	7.0	81%	27.1	15.9	71%	—

Total	86.0	71.3	21%	1%	68.0	26%	271.5	232.3	17%	3%

[1]	Sales growth adjusted for comparable units and currency.
[2]	”Other” includes primarily IPR licensing revenues and the major part of segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Fourth quarter comments

Segments

Group reported sales increased by 21% YoY to SEK 86.0 b. Sales adjusted for comparable units and currency grew by 1% YoY, of which IPR revenues contributed with 5 percentage points.

IPR licensing revenues increased to SEK 6.0 (2.4) b. Revenues in the quarter were impacted by retroactive revenues for unlicensed periods, from a new contract with one licensee signed in the quarter.

Networks sales adjusted for comparable units and currency grew by 1%, of which IPR revenues contributed with 6 percentage points. Double-digit growth in market area South East Asia, Oceania and India was offset by decline in the other market areas. Networks reported sales were SEK 58.6 b., accounting for 68% (72%) of Group sales.

Cloud Software and Services sales adjusted for comparable units and currency grew by 2%, of which IPR licensing revenues contributed with 4% percentage points. Sales growth in market area North America was not fully offset by decline in other market areas. Cloud Software and Services reported sales were SEK 20.2 b., accounting for 23% (25%) of Group sales.

Enterprise sales adjusted for comparable units and currency increased by 15%, primarily driven by Enterprise Wireless Solutions. Enterprise reported sales were SEK 6.6 b. accounting for 8% (3%) of Group sales. Vonage sales were SEK 4.1 b.

3 Ericsson | Fourth quarter and full year report 2022	CEO comments

Market Areas

Sales adjusted for comparable units and currency increased in market area South East Asia, Oceania and India, while sales were stable in Europe and Latin America. Sales declined in the other market areas, mainly due to reduction in operator capex investments in light of macroeconomic pressures. In addition, especially front-runner operators reduced purchases as inventories were optimized due to supply chain constraints easing.

In market area South East Asia, Oceania and India, sales adjusted for comparable units and currency increased by 21% primarily driven by 5G market share gains in India. However, a slowdown of investment in certain countries in South East Asia negatively impacted sales in the quarter.

In market area North East Asia, sales adjusted for comparable units and currency declined, after elevated 5G investment levels during the first three quarters of the year.

Sales adjusted for comparable units and currency declined in market area North America, after accelerated capex investments in prior quarters. Some operators are guiding for reduction in capex investments and are also optimizing inventory in the near-term as supply chain constraints ease.

Market area Other primarily includes IPR licensing revenues and a major part of segment Enterprise. Growth was driven mainly by acquisition of Vonage, impacting the quarter by SEK 4.1 b. and retroactive IPR licensing revenues for unlicensed periods.

4 Ericsson | Fourth quarter and full year report 2022	Financial highlights

Full-year comments

Segments

Reported sales increased by 17% to SEK 271.5 (232.3) b. Networks sales increased by SEK 25.6 b. to SEK 193.5 b. Cloud Software and Services sales increased by SEK 4.3 b. to SEK 60.5 b. Enterprise sales increased by SEK 9.1 b. to SEK 15.4 b. Sales in segment Other increased by SEK 0.2 b., to SEK 2.2 b. Sales adjusted for comparable units and currency increased by 3%.

IPR licensing revenues increased to SEK 10.4 (8.1) b. primarily as a result of a new patent license agreement including 5G.

Networks sales adjusted for comparable units and currency increased by 4% YoY. Market areas North America, Europe and Latin America and South East Asia, Oceania and India reported mid-single digit organic growth while sales in North East Asia and Middle East and Africa declined. Reported sales grew by 15%. Networks accounted for 71% (72%) of Group sales.

Cloud Software and Services sales adjusted for comparable units and currency decreased by -1% YoY. Sales growth in North America and in IPR licensing revenues was more than offset by sales decline in other market areas. Reported sales grew by 8%. Cloud Software and Services accounted for 22% (24%) of Group sales.

Enterprise sales adjusted for comparable units and currency grew by 16% YoY driven primarily by business area Enterprise Wireless Solutions. Reported sales grew by 147%. Enterprise accounted for 6% (3%) of Group sales. Vonage sales were SEK 7.0 b.

The share of hardware in the sales mix was 44% (46%), software 20% (20%) and services 36% (34%).

Market Areas

Sales adjusted for comparable units and currency increased in three of the five market areas.

Currency adjusted sales increased by 7% YoY in South East Asia, Oceania and India, driven by increased volumes in India on the back of significant market share gains, which compensated for lower investment levels in certain countries in the market area.

Currency adjusted sales in North East Asia decreased by -11% YoY as operators in several markets have finalized the first build-out phase of 5G.

Currency adjusted sales in North America increased by 5% YoY, driven by 5G network deployments and growth in 5G Core and cloud native solutions. Operator capex investments reached record levels in 2022, and some operators are guiding for reduction in capex investments and inventory optimization as supply chain constraints ease.

Currency adjusted sales in Europe and Latin America increased by 4% YoY with increases in both Europe and in Latin America. Sales in Networks increased as a result of high investment levels during the year and market share gains, partly offset by the decline in Russia.

Market area Other reported sales grew by 71%, driven by the acquisition of Vonage as well as increased IPR licensing revenues of SEK 10.4 (8.1) b. primarily as a result of a new patent license agreement including 5G.

5 Ericsson | Fourth quarter and full year report 2022	Financial highlights

Income and margin development

SEK b.	Q4 2022	Q4 2021	YoY change	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change
Net sales	86.0	71.3	21%	68.0	26%	271.5	232.3	17%
Gross income	35.6	30.8	15%	28.1	26%	113.3	100.7	12%
Gross margin	41.4%	43.2%	—	41.4%	—	41.7%	43.4%	—
Research and development (R&D) expenses	-13.2	-11.9	—	-11.9	—	-47.3	-42.1	—
Selling and administrative expenses	-11.8	-7.6	—	-9.4	—	-35.7	-27.0	—
Impairment losses on trade receivables	0.1	0.1	—	0.0	161%	0.0	0.0	—
Other operating income and expenses	-2.8	0.4	—	0.2	—	-3.3	0.4	—
Share in earnings of JV and associated companies	0.0	0.0	—	0.0	—	0.0	-0.3	—
EBIT	7.9	11.9	-34%	7.1	10%	27.0	31.8	-15%
of which Networks	12.5	11.8	6%	9.6	30%	38.5	37.3	3%
of which Cloud Software & Services	0.7	0.6	14%	-0.8	—	-1.7	-2.2	—
of which Enterprise	-2.9	-0.8	—	-1.7	—	-6.2	-3.0	—
of which Other	-2.3	0.3	—	0.0	—	-3.6	-0.3	—
EBIT margin ¹	9.1%	16.6%	—	10.5%	—	10.0%	13.7%	—
EBITA ¹	9.0	12.3	-26%	7.6	19%	29.1	33.3	-13%
EBITA margin ¹	10.5%	17.2%	—	11.2%		10.7%	14.3%
Financial income and expenses, net	-0.5	-0.9	—	-0.5	—	-2.4	-2.5	—
Income tax	-1.2	-0.8	—	-1.2	—	-5.5	-6.3	—
Net income	6.2	10.1	-39%	5.4	15%	19.1	23.0	-17%
Restructuring charges	-0.2	-0.5	—	-0.1	—	-0.4	-0.5	—
Measures excl. restr. charges and other items affecting comparability[1]
Gross margin excluding restructuring charges	41.5%	43.5%	—	41.4%	—	41.8%	43.5%	—
EBIT excluding restructuring charges	8.1	12.3	-34%	7.2	12%	27.4	32.3	-15%
EBIT margin excluding restructuring charges	9.4%	17.3%	—	10.6%	—	10.1%	13.9%	—
EBITA excluding restructuring charges	9.3	12.8	-27%	7.7	21%	29.5	33.8	-13%
EBITA margin excluding restructuring charges	10.8%	17.9%	—	11.3%	—	10.9%	14.6%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Gross income

Gross income increased by SEK 4.7 b. to SEK 35.6 b. with increases in all segments. Gross margin declined to 41.4% (43.2%). The new patent license agreement including 5G had a positive margin impact in Networks and Cloud Software and Services. Gross margin in Networks decreased to 44.4% (46.3%) primarily as a result of a business mix shift on the back of market share gains in several geographies, resulting in a higher share of services sales in large rollout projects that are contributing to gross profit but are gross margin dilutive. In Cloud Software and Services gross margin declined to 33.0% (35.4%) negatively impacted by the previously announced cost for the exit of subscale agreements and product offerings as well as a less favorable business mix. Enterprise gross margin declined to 43.5% (46.2%) mainly due to the addition of Vonage with a slightly lower gross margin than the rest of the Enterprise segment.

Research and development (R&D) expenses

R&D expenses increased by SEK -1.4 b. and amounted to SEK -13.2 (-11.9) b. including a negative YoY currency effect of SEK -0.7 b. R&D expenses increased primarily in Networks due to further investments in Cloud RAN and in Ericsson Silicon (ASICs). R&D expenses were also impacted by the acquisition of Vonage and increased investments to expand the Enterprise Wireless Solutions portfolio.

Selling and administrative (SG&A) expenses

SG&A expenses increased by SEK -4.2 b. to SEK -11.8 (-7.6) b. including a negative YoY currency effect of SEK -0.6 b. The increase is mainly related to acquisition of Vonage, which impacted SG&A by SEK -2.5 b. including amortization of intangible assets of SEK -0.9 b. The increase was also due to higher compliance and legal costs as well as investments in the go-to-market organization in Enterprise Wireless Solutions.

Other operating income and expenses

Other operating income and expenses was SEK -2.8 (0.4) b. The quarter was negatively impacted by a provision of SEK -2.3 b. related to a potential DPA breach resolution with U.S. Department of Justice, including estimated expenses for the previously announced extended monitorship, and by SEK -1.0 b. due to the announced charges related to the divestment of IoT and other portfolio adjustments.

Restructuring charges

Restructuring charges amounted to SEK -0.2 (-0.5) b. in the quarter, mainly due to the announced charges related to the divestment of IoT.

EBITA

EBITA declined to SEK 9.0 (12.3) b. EBITA was impacted by previously announced charges of SEK -4.0 b. (including restructuring charges) as well as by increased operating expenses with higher R&D and increased SG&A expenses in segment Enterprise. EBITA margin declined to 10.5% (17.2%) as a result of higher charges and lower gross margin.

6 Ericsson | Fourth quarter and full year report 2022	Financial highlights

EBIT

EBIT decreased to SEK 7.9 (11.9) b. corresponding to an EBIT margin of 9.1% (16.6%). EBIT was impacted by SEK -1.2 (-0.4) b. of amortization of intangible assets, mainly related to Vonage.

Financial income and expenses, net

Financial net was SEK -0.5 (-0.9) b. The weakened USD to SEK resulted in a positive currency hedge effect of SEK 0.3 (-0.3) b.

Taxes

Taxes were SEK -1.2 (-0.8) b. Taxes were positively impacted by SEK 0.6 b. as a result of the utilization of previously impaired withholding tax assets in Sweden.

Net income

Net income decreased to SEK 6.2 (10.1) b. and EPS diluted declined to SEK 1.82 (3.02).

Employees

The number of employees on December 31, 2022, was 105,529 compared with 104,490 on September 30, 2022. The increase is mainly due to increases in service delivery for large roll-out projects.

Full-year comments

Gross income

Gross income increased to SEK 113.3 (100.7) b. with increases in all segments. Gross margin decreased to 41.7% (43.4%) negatively impacted mainly by increased component cost, inflationary pressure and large-scale projects from market share gains in Networks, as well as an impact from initial 5G Core deployment costs in Cloud Software and Services, partly offset by retroactive IPR licensing revenues.

Research and development (R&D) expenses

R&D expenses increased by SEK -5.2 b. to SEK -47.3 (-42.1) b. including a currency effect of SEK -2.1 b. R&D expenses increased primarily in Networks as a result of further investments in Cloud RAN and in Ericsson Silicon (ASICs) as well as in Enterprise, with acquisition of Vonage and increased investments in Enterprise Wireless Solutions.

Selling and administrative (SG&A) expenses

SG&A expenses increased by SEK -8.7 b. to SEK -35.7 (-27.0) b. including a currency effect of SEK -1.7 b. The increase is mainly related to acquisition of Vonage (SEK -4.3 b.), investments in go-to-market organization for Enterprise Wireless Solutions and increases in compliance and legal expenses.

Other operating income and expenses

Other operating income and expenses was SEK -3.3 (0.4) b. impacted by SEK -2.3 b. due to a provision in relation to a potential DPA breach resolution with U.S. Department of Justice, including estimated expenses for the previously announced extended monitorship, and by SEK -1.0 b. due to the announced charges related to the divestment of IoT and other portfolio adjustments.

Share in earnings of JVs and associated companies was SEK 0.0 (-0.3) b.

Restructuring charges

Restructuring charges decreased to SEK -0.4 (-0.5) b.

EBITA

EBITA declined to SEK 29.1 (33.3) b. with an EBITA margin of 10.7% (14.3%). EBITA was impacted by previously announced charges of SEK -5.5 b. during the year (of which SEK -4.0 b. in Q4) and increased operating expenses with higher R&D as well as increased SG&A expenses in segment Enterprise, mainly from acquisition of Vonage.

EBIT

EBIT decreased to SEK 27.0 (31.8) b. YoY with an EBIT margin of 10.0% (13.7%). EBIT was impacted by SEK -2.1 (-1.4) b. of amortization of intangible assets, mainly related to Vonage.

Financial income and expenses, net

Financial net improved by SEK 0.1 b. to SEK -2.4 (-2.5) b., mainly due to foreign exchange revaluation effects. The currency hedge effect impacted financial net by SEK -0.9 (-0.8) b. The USD strengthened against the SEK between December 31, 2021 (SEK/USD rate 9.05) and December 31, 2022, (SEK/USD rate 10.38).

Taxes

Taxes were SEK -5.5 (-6.3) b. positively impacted by utilization of previously impaired withholding tax assets in Sweden. The effective tax rate in 2022 was 22%, compared with 21% in 2021.

Net income

Net income declined to SEK 19.1 (23.0) b. EPS diluted was SEK 5.62 (6.81) and Adjusted EPS was SEK 6.16 (7.26).

Employees

The number of employees on December 31, 2022, was 105,529, a total increase of 4,207 employees compared with December 31, 2021. The increase is mainly driven by the acquisition of Vonage and increases in service delivery.

7 Ericsson | Fourth quarter and full year report 2022	Financial highlights

Mobile Networks – Segment Networks

SEK b.	Q4 2022	Q4 2021	YoY change	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change
Net sales	58.6	51.1	15%	48.1	22%	193.5	167.8	15%
Of which IPR licensing revenues	4.9	1.9	152%	1.3	284%	8.5	6.7	28%
Sales growth adj. for comparable units and FX	—	—	1%	—	—	—	—	4%
Gross income	26.1	23.6	10%	21.4	22%	86.4	78.9	10%
Gross margin	44.4%	46.3%	—	44.4%	—	44.6%	47.0%	—
EBIT	12.5	11.8	6%	9.6	30%	38.5	37.3	3%
EBIT margin	21.2%	23.0%	—	19.9%	—	19.9%	22.2%	—
EBITA	12.6	11.8	7%	9.6	30%	38.7	37.4	4%
EBITA margin	21.4%	23.1%	—	20.0%	—	20.0%	22.3%	—
Restructuring charges	-0.1	-0.3	—	0.0	—	-0.1	-0.3	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	44.6%	46.4%	—	44.4%	—	44.7%	47.0%	—
EBIT excl. restructuring charges	12.5	12.0	4%	9.6	30%	38.7	37.5	3%
EBIT margin excl. restructuring charges	21.4%	23.6%	—	20.0%	—	20.0%	22.4%	—
EBITA excluding restructuring charges	12.6	12.1	5%	9.7	31%	38.8	37.6	3%
EBITA margin excl. restructuring charges	21.5%	23.6%	—	20.0%	—	20.1%	22.4%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Organic sales growth of 1%, of which IPR revenues contributed with 6 percentage points.

•	Continued market share gains.

•	Gross margin excluding restructuring charges in Q4 was 44.6% and is expected to be 40-42% in Q1 2023.

Net sales

Sales adjusted for comparable units and currency grew by 1%, of which IPR revenues contributed with 6 percentage points. Double-digit growth in South East Asia, Oceania and India, on the back of market share gains, was offset by lower operator capex and impact of initial reduction of inventory levels, primarily in front-runner 5G markets. Reported sales increased by 15%.

After fast build-out of 5G in 2022, some of Ericsson’s customers are guiding for lower capex in light of macroeconomic headwinds. In addition, operators are expected to continue to reduce inventories as supply chain constraints are easing. This adjustment started in Q4 and is expected to last a few quarters. Consequently, near-term outlook is uncertain especially for the first half of 2023. In the longer-term, capex is driven by traffic growth, and thus is expected to normalize. The typical seasonality decline in sales between Q4 and Q1 is expected to be more pronounced in 2023, even when adjusting for the retroactive IPR licensing revenues in Q4.

Gross income

Gross income increased by SEK 2.4 b. to SEK 26.1 b. primarily driven by retroactive IPR licensing revenues. Gross margin decreased to 44.4% (46.3%). The decrease in gross margin was caused by a business mix shift, following slowdown in front-runner markets, in combination with market share gains in several geographies. The market share gains contribute to gross profit but are gross margin dilutive in the early stages. Inflationary cost pressure continued but was largely offset by commercial initiatives like product substitution. The new patent license agreement including 5G had a positive margin impact.

It is anticipated that the high inflation impact on cost remains in the coming quarters but will be largely mitigated by commercial initiatives. The change in business mix, resulting from market share gains, will continue during the first half of 2023 and gross margin in the first quarter is expected to be in the range of 40-42%. Market share gains with large-scale projects in early stages tend to have a dilutive impact on gross margins while contributing to increased gross income.

EBIT

EBIT increased to SEK 12.5 (11.8) b. with a decrease in EBIT margin to 21.2% (23.0%).

Operating expenses increased by SEK -1.8 b. to SEK -13.7 b. (including a negative currency impact of SEK -0.7 b.), primarily due to higher investments in R&D in Cloud RAN and in Ericsson Silicon (ASICs).

Full-year comments

Net sales

Reported sales increased by 15% in 2022, to SEK 193.5 (167.8) b. Growth was driven primarily by market share gains in North America, Europe and Latin America, South East Asia, Oceania and India as well as by increased IPR licensing revenues. Sales adjusted for comparable units and currency increased by 4%.

Gross income

Gross income increased by SEK 7.5 b. to SEK 86.4 b. while gross margin decreased to 44.6% (47.0%). Gross margin was impacted by increased component cost, inflationary pressure, and investment in supply chain resilience, partly offset by higher share of IPR licensing revenues in the sales mix and commercial activities. Large scale projects from market share gains had a dilutive impact on the gross margin.

EBIT

EBIT increased to SEK 38.5 (37.3) b., with a decrease in EBIT margin to 19.9% (22.2%), impacted by lower gross margin.

Operating expenses increased by SEK -6.4 b. to SEK -48.3 b. (including a negative currency impact of SEK -2.0 b.), primarily due to higher investments in R&D in Cloud RAN and in Ericsson Silicon (ASICs). Networks EBIT margin exceeded the 2022 target of 16-18%.

8 Ericsson | Fourth quarter and full year report 2022	Segment results

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q4 2022	Q4 2021	YoY change	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change
Net sales	20.2	18.0	13%	14.2	42%	60.5	56.2	8%
Of which IPR licensing revenues	1.1	0.4	152%	0.3	284%	1.9	1.5	28%
Sales growth adj. for comparable units and FX	—	—	2%	—	—	—	—	-1%
Gross income	6.7	6.4	5%	4.5	48%	20.1	18.8	7%
Gross margin	33.0%	35.4%	—	31.8%	—	33.2%	33.5%	—
EBIT (loss)	0.7	0.6	14%	-0.8	—	-1.7	-2.2	—
EBIT margin	3.3%	3.3%	—	-5.6%	—	-2.8%	-4.0%	—
EBITA (loss)	0.7	0.9	-19%	-0.8	—	-1.6	-1.6	—
EBITA margin	3.4%	4.8%	—	-5.4%	—	-2.6%	-2.8%	—
Restructuring charges	0.0	-0.2	—	-0.1	—	-0.1	-0.3	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	33.0%	36.1%	—	32.1%	—	33.3%	33.9%	—
EBIT (loss) excl. restructuring charges	0.7	0.7	-8%	-0.7	—	-1.6	-2.0	—
EBIT margin excl. restructuring charges	3.4%	4.2%	—	-5.2%	—	-2.6%	-3.5%	—
EBITA (loss) excluding restructuring charges	0.7	1.0	-30%	-0.7	—	-1.5	-1.3	—
EBITA margin excl. restructuring charges	3.5%	5.7%	—	-5.0%	—	-2.4%	-2.4%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Organic growth of 2%, of which IPR licensing revenues contributed with 4% percentage points.

•	EBIT impacted by SEK -0.8 b. of previously announced charges.

•	Targeting to reach EBIT break-even full-year 2023.

Net sales

Sales adjusted for comparable units and currency grew by 2%, of which IPR licensing revenues contributed with 4% percentage points. Sales grew in market area North America, while sales in the other market areas declined due to timing of project milestones as well as contract descoping and renegotiations in managed services. Reported sales increased by 13%.

Typical seasonality decline in sales between Q4 and Q1 is expected, when adjusting for the retroactive IPR licensing revenues in Q4.

Gross income

Gross income increased by SEK 0.3 b., while gross margin declined to 33.0% (35.4%). Gross margin was negatively impacted by the previously announced charges for the exit of subscale agreements and product offerings in line with the revised strategy for the segment. In addition, there was a negative impact by a less favorable business mix, partly offset by retroactive IPR licensing revenues.

EBIT

EBIT was SEK 0.7 (0.6) b. with a stable EBIT margin of 3.3%. EBIT was impacted by the previously announced charges of SEK -0.8 b. as a result of continued execution of the Cloud Software and Services revised strategy.

Operating expenses increased by SEK -0.2 b. to SEK -6.0 b. including a negative currency impact of SEK -0.3 b.

Full-year comments

Net sales

Reported sales increased by 8% to SEK 60.5 b. in 2022. Sales adjusted for comparable units and currency decreased by -1%. Sales growth in market area North America and higher IPR licensing revenues, were offset by sales decline in managed networks services business as a result of descoping and contract exits.

Gross income

Gross income increased by SEK 1.3 b. to SEK 20.1 b. Gross margin was stable at 33.2% (33.5%). Positive impact from higher share of IPR licensing revenues in the sales mix was offset by initial 5G Core deployment costs.

EBIT (loss)

EBIT was SEK -1.7 (-2.2) b. with an EBIT margin of -2.8% (-4.0%). EBIT was negatively impacted by a previously announced cost of SEK -0.8 b. as a result of continued execution of the Cloud Software and Services revised strategy. The strategy includes limiting subscale software development, accelerating automation to reduce deployment and maintenance efforts, and changing focus from market share gains to profitable business.

Operating expenses increased by SEK -0.7 b. to SEK -21.9 b. (including a negative currency impact of SEK -1.0 b.).

9 Ericsson | Fourth quarter and full year report 2022	Segment results

Segment Enterprise

SEK b.	Q4 2022	Q4 2021	YoY change	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change
Net sales	6.6	1.8	265%	5.2	28%	15.4	6.2	147%
Of which Global Comms Platform (Vonage)	4.1	—	—	2.9	40%	7.0	—	—
Of which Enterprise Wireless Solutions	0.9	0.5	79%	0.8	11%	2.7	1.6	75%
Sales growth adj. for comparable units and FX	—	—	15%	—	—	—	—	16%
Gross income	2.9	0.8	244%	2.4	19%	6.9	2.9	140%
Gross margin	43.5%	46.2%	—	46.5%	—	45.2%	46.4%	—
EBIT (loss)	-2.9	-0.8	—	-1.7	—	-6.2	-3.0	—
EBIT margin	-44.7%	-42.7%	—	-32.4%	—	-40.5%	-47.5%	—
EBITA (loss)	-1.9	-0.6	—	-1.2	—	-4.5	-2.3	—
EBITA margin	-28.6%	-35.2%	—	-23.7%	—	-29.3%	-36.1%	—
Restructuring charges	-0.1	0.0	—	0.0	—	-0.2	0.0	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	43.9%	46.5%	—	46.5%	—	45.3%	46.4%	—
Of which Global Comm. Platform (Vonage)	42.9%	—	—	42.4%	—	42.7%	—	—
Of which Enterprise Wireless Solutions	56.6%	55.4%	—	57.6%	—	56.2%	55.8%	—
EBIT (loss) excl. restructuring charges¹	-2.8	-0.7	—	-1.7	—	-6.1	-2.9	—
EBIT margin excl. restructuring charges¹	-42.5%	-41.2%	—	-32.4%	—	-39.5%	-47.3%	—
EBITA (loss) excluding restructuring charges¹	-1.7	-0.6	—	-1.2	—	-4.3	-2.2	—
Of which Global Comms Platform (Vonage)	-0.1	—	—	-0.5	—	-0.6	—	—
Of which Enterprise Wireless Solutions	-0.7	-0.4	—	-0.5	—	-2.2	-1.4	—
EBITA margin excl. restructuring charges¹	-26.4%	-33.7%	—	-23.7%	—	-28.2%	-35.8%	—

[1]	Common costs are included at segment level only (not distributed within the segment)

Fourth quarter comments

•	Enterprise business represented 8% of Ericsson sales in Q4.

•	Organic sales grew in all business areas.

•	EBITA (loss) impacted by previously announced charges related to the divestment of IoT business and other portfolio adjustments as well as higher investments in Enterprise Wireless Solutions.

Net sales

Sales adjusted for comparable units and currency increased by 15% YoY, with growth in all business areas. Reported sales increased by SEK 4.8 b. YoY driven primarily by Vonage contributing SEK 4.1 b., and by organic growth in Enterprise Wireless Solutions.

The Vonage Communications Platform (VCP) grew by 13% in USD YoY. We continue to invest in line with our strategic imperative to build the Global Communication Platform.

Gross income

Gross income increased by SEK 2.0 b. to SEK 2.9 b. driven mainly by the Vonage acquisition. Gross margin decreased to 43.5% (46.2%) mainly due to the addition of Vonage with slightly lower gross margin than the rest of the Enterprise segment.

EBITA (loss)

EBITA (loss) was SEK -1.9 (-0.6) b. The decline is mainly due to the announced charges related to the divestment of IoT and other portfolio adjustments impacting EBITA by SEK -1.0 b., and growth investments in Enterprise Wireless Solutions.

EBIT (loss)

EBIT (loss) was SEK -2.9 (-0.8) b. impacted by amortization of intangible assets of SEK -1.1 b., from acquired businesses.

Amortization of intangible assets is expected to be around SEK -0.8 b. related to segment Enterprise.

Full-year comments

Net sales

Sales adjusted for comparable units and currency increased by 16% in 2022, driven mainly by Enterprise Wireless Solutions. Reported sales increased by 147% YoY driven by the acquired Vonage business. Reported sales growth exceeded 70% YoY in Enterprise Wireless Solutions.

Gross margin

Gross margin decreased to 45.2% (46.4%) mainly due to the dilutive effect of Vonage.

EBITA (loss)

EBITA (loss) was SEK -4.5 (-2.3) b. The decline is mainly due to announced charges related to the divestment of IoT and other portfolio adjustments as well as increased growth investments in Enterprise Wireless Solutions and Vonage acquisition related costs.

EBIT (loss)

EBIT (loss) was SEK -6.2 (-3.0) b. impacted by amortization of intangible assets from acquired businesses.

10 Ericsson | Fourth quarter and full year report 2022	Segment results

Segment Other

SEK b.	Q4 2022	Q4 2021	YoY change	Q3 2022	QoQ change	Jan-Dec 2022	Jan-Dec 2021	YoY change
Net sales	0.6	0.5	18%	0.5	8%	2.2	2.0	8%
Sales growth adj. for comparable units and FX	—	—	10%	—	—	—	—	3%
Gross income	0.0	0.0	—	-0.1	—	-0.1	0.2	—
Gross margin	-2.3%	-3.3%	—	-27.9%	—	-5.7%	7.9%	—
EBIT (loss)	-2.3	0.3	—	0.0	—	-3.6	-0.3	—
EBIT margin	-414.4%	59.4%	—	-3.9%	—	-164.2%	-14.2%	—
EBITA (loss)	-2.3	0.3	—	0.0	—	-3.6	-0.3	—
EBITA margin	-412.6%	59.4%	—	-3.7%	—	-163.7%	-14.2%	—
Restructuring charges	0.0	0.0	—	0.0	—	0.0	0.0	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	-2.3%	-3.3%	—	-27.9%	—	-5.7%	8.3%	—
EBIT (loss) excl. restructuring charges	-2.3	0.3	—	0.0	—	-3.6	-0.3	—
EBIT margin excl. restructuring charges	-414.4%	59.4%	—	-3.9%	—	-164.2%	-13.4%	—
EBITA (loss) excluding restructuring charges	-2.3	0.3	—	0.0		-3.6	-0.3
EBITA margin excl. restructuring charges	-412.6%	59.4%	—	-3.7%	—	-163.7%	-13.4%	—

Fourth quarter comments

Net sales

Sales adjusted for comparable units and currency increased by 10% YoY. Reported sales increased by 18% YoY to SEK 0.6 b.

Gross income

Gross income remained stable with a slight loss. Gross margin was -2.3% (-3.3%).

EBIT (loss)

Reported EBIT (loss) was SEK -2.3 (0.3) b. impacted by a provision of SEK -2.3 b. in relation to potential DPA breach resolution with U.S. Department of Justice, including estimated expenses for the previously announced extended monitorship.

EBIT in Q4 2021 was positively impacted by SEK 0.4 b. related to a gain from divestment of a data center in the Netherlands and revaluation of Ericsson Ventures investments.

Full-year comments

Net sales

Sales adjusted for comparable units and currency increased by 3% compared to 2021. Sales in the media business were stable. Reported Sales increased by 8%.

Gross income

Gross income decreased by SEK -0.3 b. primarily due to the previously announced charges related to a market exit (SEK -0.2 b.). For this reason, gross margin decreased to -5.7% compared to 7.9% in 2021.

EBIT (loss)

Reported EBIT (loss) was SEK -3.6 (-0.3) b. impacted by a provision of SEK -2.3 b. in relation to potential DPA breach resolution with U.S. Department of Justice including estimated expenses for the previously announced extended monitorship. Furthermore, there was an impact of SEK -0.9 b for a provision in Q1, related to exit from operations in Russia and a previously announced market exit cost of SEK -0.2 b in Q3.

11 Ericsson | Fourth quarter and full year report 2022	Segment results

Cash flow

	Q4	Q4	Q3	Jan-Dec	Jan-Dec
Free cash flow bridge, SEK b.	2022	2021	2022	2022	2021
EBIT excl. restructuring charges	8.1	12.3	7.2	27.4	32.3
Depreciation, amortization and impairment losses	3.5	2.6	2.6	10.5	9.0
Restructuring charges	-0.2	-0.5	-0.1	-0.4	-0.5
Changes in working capital1)	10.7	2.7	-3.3	0.6	4.0
Interest paid/received, taxes paid, and other	-2.2	-1.9	-1.8	-7.3	-5.7

Cash flow from operating activities	19.9	15.2	4.7	30.9	39.1

Capex net and other investing activities	-2.3	-1.1	-1.4	-6.1	-4.6
Repayment of lease liabilities	-0.8	-0.6	-0.7	-2.6	-2.4

Free cash flow before M&A	16.9	13.5	2.5	22.2	32.1

M&A	-0.4	0.2	-51.4	-51.7	0.1

Free cash flow after M&A	16.4	13.7	-48.9	-29.5	32.1

Cash flow from operating activities	19.9	15.2	4.7	30.9	39.1
Cash flow from investing activities	-11.9	-2.7	-58.9	-34.4	-19.9
Cash flow from financing activities	-3.9	-4.9	-5.3	-15.9	-9.3

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets

Fourth quarter comments

•	Inventory reduced by SEK -7.2 b. QoQ to SEK 45.8 b.

•	Free cash flow before M&A was SEK 16.9 (13.5) b. in the quarter, supported by a decrease in working capital partly offset by lower EBIT.

Cash flow from operating activities

Cash flow from operating activities was SEK 19.9 (15.2) b. Cash flow was supported by a decrease in working capital, driven by reduction in inventory, high cash collection from customers and a retroactive IPR payment as a result of a new contract with one licensee in Q4. The positive effect was partly offset by lower EBIT and a settlement with the US Federal Trade Commission (FTC) on historic consumer practices in Vonage with a negative cash effect of SEK -1.1 b. Taxes paid were SEK -1.9 (-1.2) b.

Free cash flow

Free cash flow before M&A was SEK 16.9 (13.5) b. Capex net and other investing activities was SEK -2.3 (-1.1) b., mainly related to investment in test equipment and capitalization of development expenses. Repayment of lease liabilities was SEK -0.8 (-0.6) b. M&A activities were SEK -0.4 (0.2) b. and Free cash flow after M&A was SEK 16.4 (13.7) b.

Cash flow from investing activities

Cash flow from investing activities was SEK -11.9 (-2.7) b. mainly as a result of purchases of interest-bearing securities.

Cash flow from financing activities

Cash flow from financing activities was SEK -3.9 (-4.9) b. including repayment of lease liabilities. Dividends paid amounted to SEK -4.2 (-3.4) b. and were related to the second installment (SEK 1.25 per share) of dividend for 2021.

Full-year comments

Cash flow from operating activities

Cash flow from operating activities was SEK 30.9 (39.1) b., following an increase in working capital mainly as a result of a decision to strengthen the supply chain resilience in view of global component shortage. In addition, the lower EBIT and higher taxes paid affected cash flow negatively compared with 2021.

Accounts receivable days of sales outstanding decreased to 61 (71) days while inventory turnover days increased to 93 (88) and payable days decreased to 85 (94). This resulted in an increase in working capital days to 69 (65) days.

Free cash flow

Free cash flow before M&A was SEK 22.2 (32.1) b. or 8.2% (13.8%) in relation to sales, compared with the long-term target of 9-12%. Capex net and other investing activities was SEK -6.1 (-4.6) b. Repayment of lease liabilities was SEK -2.6 (-2.4) b. The increase is related to higher interest rates for property leases.

Free cash flow after M&A was SEK -29.5 (32.1) b. The decrease is primarily a result of the acquisition of Vonage in July 2022.

Cash flow from investing activities

Cash flow from investing activities was SEK -34.4 (-19.9) b. due to the acquisition of Vonage with a purchase price paid of SEK -51.3 b., partly compensated by disposal of interest-bearing securities.

Cash flow from financing activities

Cash flow from financing activities was SEK -15.9 (-9.3) b. including repayment of lease liabilities. During the year, dividends of SEK -8.4 (-6.9) b. were paid to shareholders. The net impact on cash flow from issuance and repayment of long-term debt, including repayment of debt related to Vonage, was SEK -5.3 b.

12 Ericsson | Fourth quarter and full year report 2022	Cash flow

Financial position

SEK b.	Dec 31 2022	Dec 31 2021	Sep 30 2022
Gross cash	56.2	97.6	45.8
- Borrowings, current	6.0	9.6	5.4
- Borrowings, non-current	26.9	22.2	27.0

Net cash	23.3	65.8	13.4

Equity	133.3	107.1	136.8
Total assets	349.5	305.6	361.2
Capital turnover (times)	1.4	1.3	1.3
Return on capital employed (%)	14.0%	18.4%	13.2%

Fourth quarter comments

•	Net cash position was SEK 23.3 (65.8) b.

•	The average maturity of long-term borrowings as of December 31, 2022, was 3.8 years.

•	Ericsson established a Green Financing Framework.

On the back of solid operating cash flow generation, net cash increased by SEK 9.9 b. QoQ to SEK 23.3 b., including payment of remaining part of dividends of SEK -4.2 b.

Gross cash increased by SEK 10.4 b. QoQ to SEK 56.2 b.

Liabilities for post-employment benefits increased to SEK 27.4 b. from SEK 25.1 b. in the quarter, due to changes in demographic assumptions and experience adjustments. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 10.9 b. (SEK 16.5 b. lower than the reported liabilities).

In the quarter, Ericsson established a Green Financing Framework to enable financing of investments in energy-efficient technologies, such as 4G, 5G and future 6G, and renewable energy solutions. See press release in section Other information.

Full-year comments

Gross cash decreased to SEK 56.2 (97.6) b. due to the acquisition of Vonage, repayment of Vonage debt and dividends paid to Ericsson shareholders. The decrease was partly compensated by positive free cash flow. Net cash was SEK 23.3 (65.8) b.

Liabilities for post-employment benefits decreased to SEK 27.4 (36.1) b. primarily due to higher discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 10.9 b. (SEK 16.5 b. lower than the reported liabilities).

The average maturity of long-term borrowings was 3.8 years as of December 31, 2022, an increase from 3.5 years 12 months earlier.

In February 2022, Ericsson issued a EUR 750 m. (SEK 7.8 b.) bond maturing in February 2027. In May 2022, Ericsson repaid its USD -1.0 b. (SEK -10.0 b.) bond.

In July 2022, Ericsson completed the acquisition of Vonage. The cash effect on the day of the acquisition amounted to SEK -51.3 b., adjusted by a positive cash flow hedge release of SEK 3.7 b. Following the acquisition, a Vonage debt of USD -0.6 b. (SEK -5.9 b.) was repaid.

Ericsson has an unutilized revolving credit facility of USD 2.0 b., linked to two of Ericsson’s long-term sustainability goals. The facility is set to expire in 2027 with a one-year extension option.

Ericsson has established a commercial paper program for short-term borrowing. The program is a complement to Ericsson funding and has not yet been utilized.

Standard & Poor’s (S&P) and Fitch both have a long-term BBB- rating on Ericsson with developing outlook from S&P and a stable outlook with Fitch. Moody’s has a Ba1 rating with stable outlook.

The capital turnover increased to 1.4 (1.3) times, while Return on Capital Employed (ROCE) decreased to 14.0% (18.4%) as a result of higher capital employed and lower EBIT.

13 Ericsson | Fourth quarter and full year report 2022	Financial position

Key data points

Market related

The global RAN equipment market is estimated to decline by -1% (0%) in 2023. North America is expected to decline by -7% (-5%), Europe by 0% (4%) and Mainland China by -4% (-2%). Source: Dell’Oro Mobile RAN 5-year forecast, Jan 2023. Numbers in parenthesis are from Dell’Oro Mobile RAN 5-year forecast, July 2022.

Ericsson related

Net sales

Reported average seasonality last 3 years (2020–2022), %

	Q4èQ1	Q1èQ2	Q2èQ3	Q3èQ4
Networks	-23%	+12%	+4%	+22%
Cloud Software & Services	-35%	+12%	+2%	+35%

Net sales may show large variations between quarters, including currency changes.

Operating expenses excluding Vonage and restructuring

Reported average seasonality last 3 years (2020–2022), SEK b.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses

	Q4èQ1	Q1èQ2	Q2èQ3	Q3èQ4
Ericsson Group	+3.3	-1.5	+0.7	-2.4

Operating expenses may show large variations between quarters, including currency changes.

Amortization of intangible assets

Amortization of intangible assets is expected to continue to be around SEK -0.9 b. per quarter, based on currency rates

December 31, 2022, for Ericsson group in 2023, of which around SEK -0.8 b. related to segment Enterprise.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

14 Ericsson | Fourth quarter and full year report 2022	Key data points

Parent Company

Income after financial items January–December 2022, was SEK 18.4 (9.3) b.

At the end of the year, gross cash (cash and cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 41.4 (80.5) b.

There was a decrease in intercompany lending of SEK 2.5 b. and an increase in intercompany borrowing of SEK 0.3 b. in the fourth quarter.

A provision was made in the quarter of SEK -2.3 billion (approx. USD 220 million) in relation to a potential resolution with the U.S. Department of Justice (DOJ) regarding previously announced, non-criminal, alleged breaches under its 2019 Deferred Prosecution Agreement (DPA). This provision also includes estimated expenses for the previously announced independent Compliance Monitorship extension.

The holding of treasury stock on December 31, 2022, was 4,009,306 Class B shares.

15 Ericsson | Fourth quarter and full year report 2022	Parent Company

Dividend, AGM, and Annual Report

Dividend proposal

The Board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 2.70 (2.50) per share for the financial year 2022, representing a total dividend of approximately SEK 9.0 (8.3) b. The dividend is proposed to be paid in two installments, SEK 1.35 per share with the record date March 31, 2023, and SEK 1.35 per share with the record date September 29, 2023. Should the Annual General Meeting decide in favor of the proposal, payment of the dividend is expected to be made on April 5, 2023, and on October 4, 2023. The dividend considers this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 29, 2023. Additional information about the Annual General Meeting of shareholders will be made available on Ericsson’s website.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com in the first week of March.

16 Ericsson | Fourth quarter and full year report 2022	Dividend, AGM and Annual Report

Other information

Legal proceedings

On December 9, 2022, Ericsson and Apple reached a multi-year, global patent license agreement between the two companies. The agreement includes a cross-license relating to patented cellular standard-essential technologies and grants certain other patent rights. Furthermore, Ericsson and Apple have mutually agreed to strengthen their technology and business collaboration, including in technology, interoperability and standards development. This settlement ends the lawsuits filed by both companies in several countries, including in the United States District Court of the Eastern District of Texas, as well as the complaints filed before the United States International Trade Commission (USITC).

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of investors in Ericsson securities in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. In December 2022, Ericsson filed a motion to dismiss the complaint.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint. On December 20 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and also asserted additional allegations and claims.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is awaiting a decision on the appeal of the first instance court’s decision.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.

In addition, the Company continues to negotiate with the DOJ in relation to a potential resolution regarding previously announced, non-criminal, alleged breaches under the DPA, as further described in Note 5 (Provisions) on page 41 of the Report.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business. For information on risks e.g. relating to internal investigations, lawsuits, claims and proceedings, see the chapter Risk factors.

Press releases

Dec 7, 2022, | Aeris to acquire IoT business from Ericsson

Ericsson (NASDAQ: ERIC) and Aeris Communications, a leading provider of Internet of Things (IoT) solutions based in San Jose, California, have signed an agreement for the transfer of Ericsson’s IoT Accelerator and Connected Vehicle Cloud businesses.

Ericsson IoT Accelerator is used by over 9,000 enterprises to manage more than 95 million connected devices with 22 million eSIM connections globally. These enterprises and connections leverage Ericsson’s growing ecosystem of over 35 communications service provider partners for global IoT cellular connectivity. Connected Vehicle Cloud is the most complete connected car platform on the market today, with frontrunners in automotive IoT using it to connect six million vehicles and counting across 180 countries.

Founded in 1996, Aeris is an expert in the IoT field, providing businesses with intelligent IoT cellular connectivity. Its solution stack is being brought to the market through an ecosystem of channel partners, communications service providers and direct sales organizations. Aeris’ Intelligent IoT Network, targeting industry verticals such as transportation, energy, automotive and healthcare, gives communications service providers the opportunity to monetize new services on top of connectivity enabled by the IoT Accelerator. The company has already teamed up with several leading communication service providers including Softbank, AT&T, T-Mobile, and Vodafone, and is also working with leading automotive original equipment manufacturers.

Together, Aeris’ and Ericsson’s IoT platforms will connect over 100 million IoT devices worldwide, covering 190 countries. For customers, this provides the stability, reliability and global scale needed to support the full lifecycle of IoT programs across multiple industries, use cases and geographies. Through the transaction, Aeris will become a market leader in IoT, generate strong market synergies, and further simplify IoT for 9,400 enterprises by providing them with a global, feature rich platform with secure, reliable, and intelligent IoT solutions. To communications service providers, the transaction of Ericsson’s IoT businesses to Aeris will result in a strong partner that continues to provide their customers with a leading IoT connectivity platform, while also offering new value-added services to help grow IoT revenue streams.

Åsa Tamsons, Head of Business Area Technologies & New Businesses at Ericsson, says: “Aeris has been successful in extending its IoT solution offering beyond connectivity and has the right focus, assets, and capabilities to realize the full value creation potential of Ericsson’s IoT business and its strong market presence. Despite significant investments to address the fragmentation of the IoT market, Ericsson has only tapped into a limited part of the value chain, limiting the returns of such investments. The combined business will offer an unparalleled IoT platform for enterprises and new revenue streams for communication service providers, ultimately benefiting Ericsson’s customers. Aeris is a good home for our IoT business.”

With the cellular IoT market being a rather fragmented sector, a consolidation of two industry leading players is expected to accelerate the IoT market overall. IoT will be a fundamental and growing part of the 4G and 5G market.

Marc Jones, President and CEO of Aeris, says: “Building the best technology to support the success of our customers and drive innovation in the IoT space have always been at the forefront for Aeris. Our intelligent, software defined IoT network and Ericsson’s leading connectivity management platform will provide the leading IoT technology stack in the industry. We look forward to bringing these new, transformational IoT solutions and Ericsson’s IoT Accelerator and Connected Vehicle Cloud products to our customers.”

17 Ericsson | Fourth quarter and full year report 2022	Other information

The transaction includes the transfer of Ericsson’s assets and employees in its IoT business to Aeris. In addition, Ericsson intends to support Aeris with transition services and will acquire a small stake in the company. The transaction is expected to close in the first quarter of 2023.

The IoT business, with 2022 full year forecasted net sales of SEK 0.8 billion, has been the key driver of the losses in Business Area Technologies and New Businesses in the Enterprise segment. The transaction will eliminate quarterly losses of SEK 0.25 billion. The divestment, related cost and other portfolio optimizations will lead to a negative one-time EBIT impact of SEK 1.1 billion in Q4 2022, of which 80 percent being cash and the majority occurring in Q1 2023. The IoT business will be transferred to Segment Other in Q1 2023 in anticipation of closing of the transaction, with an expected EBIT loss of SEK 0.25 billion during the first quarter.

More information about Aeris Communications

Aeris to acquire IoT business from Ericsson

Dec 9, 2022 | Changes to Ericsson’s Nomination Committee

Effective December 9, 2022, Niko Pakalén will replace Jonas Synnergren as representative for Cevian Capital Partners Limited in Ericsson’s (NASDAQ:ERIC) Nomination Committee.

The Nomination Committee now consists of:

Johan Forssell, Investor AB;

Karl Åberg, AB Industrivärden;

Anders Oscarsson, AMF – Tjänstepension och Fonder;

Niko Pakalén, Cevian Capital Partners Limited; and

Ronnie Leten, the Chair of the Board of Directors

Johan Forssell is the Chair of the Nomination Committee.

Changes to Ericsson’s Nomination Committee

Dec 9, 2022 | Ericsson and Apple sign global patent license agreement

Ericsson (NASDAQ: ERIC) and Apple have reached a multi-year, global patent license agreement between the two companies. The agreement includes a cross-license relating to patented cellular standard-essential technologies and grants certain other patent rights.

Furthermore, Ericsson and Apple have mutually agreed to strengthen their technology and business collaboration, including in technology, interoperability and standards development.

This settlement ends the lawsuits filed by both companies in several countries, including in the United States District Court of the Eastern District of Texas, as well as the complaints filed before the United States International Trade Commission (USITC).

Ericsson’s IPR licensing revenues continue to be affected by several factors, including expired patent license agreements pending renewal, the technology shift from 4G to 5G, and possible currency effects and geopolitical impact going forward. Including effects of the agreement with Apple covering sales from January 15, 2022, and including ongoing IPR business with all other licensees, Ericsson estimates the fourth quarter 2022 IPR licensing revenues will be SEK 5.5-6.0 b.

Christina Petersson, Chief Intellectual Property Officer at Ericsson says: “We are pleased to settle the litigations with Apple with this agreement, which is of strategic importance to our 5G licensing program. This will allow both companies to continue to focus on bringing the best technology to the global market.”

Over several decades, Ericsson has been a leading contributor to 3GPP and to the development of global mobile standards for the benefit of consumers and enterprises everywhere. The value of Ericsson’s patent portfolio of more than 60,000 granted patents is strengthened by our leading position as 5G vendor, and annual investments of more than USD 4 b in R&D. The company is confident of growing its IPR revenues with new 5G agreements and by expanding into other licensing areas long term.

Ericsson and Apple sign global patent license agreement

Dec 14, 2022 | Ericsson Announces Extension of Compliance Monitorship

Ericsson (NASDAQ: ERIC) announces that it has agreed with the U.S. Department of Justice (DOJ) and Securities and Exchange Commission (SEC) to extend the term of the Company’s Independent Compliance Monitor for one year, to June 2024.

In 2019 Ericsson entered into a Deferred Prosecution Agreement (DPA) with the DOJ and a Consent Judgment with the SEC to resolve violations of the FCPA. As part of the resolution, Ericsson agreed to engage an independent compliance monitor for a period of three years while the Company strengthened its culture and established a rigorous anti-corruption, compliance and controls program.

This extension will allow the company, under the monitorship, to further embed best in class governance, risk management and compliance frameworks across the organization.

The Company remains committed to cooperating with the DOJ in connection with the resolution of the breach notification.

Börje Ekholm, President and CEO, says: “This extension is consistent with our commitment to continuous improvement of Ericsson’s Ethics and Compliance program. We have made significant progress in changing our culture and implementing an enhanced compliance framework and system of internal controls, and we will use this additional time to ensure these improvements are ingrained in our organization, our daily interactions and the way we do business. We want to get this right and, to be a true industry leader, we have to conduct our business in the right way.”

Ronnie Leten, Chair of the Board of Directors, says: “We are dedicated to acting with integrity in everything we do and continuing to align business operations with strengthened internal controls, governance and risk management processes. Our work with the monitor has meaningfully advanced our Ethics and Compliance program, and we welcome this extension of our engagement with the monitor.”

Ericsson Announces Extension of Compliance Monitorship

Dec 15, 2022 | Ericsson Capital Markets Day 2022

Ericsson (NASDAQ: ERIC) hosts a Capital Markets Day on December 15, 2022. Executives from across the company join President and Chief Executive Officer, Börje Ekholm, to share insights on the company’s strategic priorities for extending its leadership in mobile infrastructure, executing on its ambitions in the high-growth enterprise segment, and driving continued cultural change.

Ericsson’s strategy is to leverage leadership in mobile networks, drive focused expansion in enterprise, lead the industry with critical innovations, and capture strategic business opportunities

Ericsson continues to execute on its Enterprise strategy organized around two pillars, each leveraging the Company’s strength in mobile networks: First, Enterprise Wireless Solutions, where Ericsson is driving business transformation through seamless secure network solutions addressing the multi-billion dollar opportunity of enterprise 5G. Second, the Global Network Platform, where Ericsson will be able to monetize 5G in new ways by transforming how network features such as speed and latency are globally exposed, consumed and paid for. With the completion of the Vonage acquisition, the cloud communication portfolio, including the communication platforms as a service (CPaaS) with its developer community, provides the business foundation to realize this ambition. Transforming Ericsson into a platform company creates a virtuous circle with new revenue streams for operators to monetize their network investments.

18 Ericsson | Fourth quarter and full year report 2022	Other information

In Networks, Ericsson expects to expand its global footprint and enhance gross income through continued investments in technology for performance and cost leadership and, in addition, improve productivity and capital efficiency across the supply chain. In particular the Segment will continue investing in enhanced portfolio energy performance, enabled by Ericsson Silicon and innovating next-generation open architecture, such as Cloud RAN – key areas of strategic importance for its operator customers. Cloud RAN also offers potential in the enterprise segment.

Ericsson is implementing a revised and robust strategy for achieving profitability in the segment Cloud Software and Services. The segment addresses three distinct offering areas where Ericsson has leading positions including (i) Network Managed Services and (ii) Business and Operations Support Systems which show good business progress but are offset by (iii) Core Networks which has gained significant market share but with negative development of profitability. Key priorities include limiting subscale software development, accelerating automation to lower deployment and maintenance efforts and changing focus from market share gains to profitable business. The target is to reach break-even in full-year 2023 with gradual improvements towards long-term sustainable profitability.

Overall RAN market is expected to be flat with growth of 11% p.a. in the 5G RAN market over the next 3 years

Ericsson is planning for a flat RAN market and is structuring its cost base and operations accordingly. Underlying the flat market is a technology shift to 5G from earlier generation. 5G build-out is still in its early days with only about 20% of all base station sites outside China installed with 5G mid-band. Given the rapid increase in network traffic levels, operators’ investment in performance and capacity is expected to remain robust. The 5G RAN market is expected to grow by over 11% per annum over the next three years, with potential further upside from areas such as Fixed Wireless Access, Enterprise connectivity, XR and Mission Critical Services. With a leading position in 5G, Ericsson is confident in its ability to capitalize on the long runway of opportunities presented by 5G and achieve its long-term targets. With investments in a competitive portfolio, Ericsson remains committed to growing its 39% RAN market share outside of China by 1% per year and increasing gross profit.

Long-term Financial and Sustainability Targets

The trends on operator capex identified in the Q3 report remain. After record capex levels in North America in 2022, build-out is expected to normalize in 2023, beginning in Q4 of this year. At the same time, revenues from share gains in other markets are expected to accelerate during Q4 and into 2023. As disclosed in the Q3 report, while these market share gains contribute to gross profit, they will be margin dilutive. In addition, following easing of the supply chain, there are indications that some customers in advanced markets may adjust their inventory levels continuing into 2023.

Looking to 2024 and beyond, the long-term investments in mobile infrastructure are driven by underlying traffic development and these are expected to continue developing favorably; this gives confidence on the longer-term development of investments.

Ericsson confirms its long-term target of an EBITA margin in the range of 15 to 18% and expects to reach the lower end by 2024. Margin improvement will be supported by the (i) acceleration of structural cost out efforts targeting a run-rate gross reduction of SEK 9 b. by 2023 of which 70% are in cost of goods sold and 30% in SG&A, (ii) growth of IPR revenues, (iii) improved commercial terms and accelerated cadence of new products, (iv) after re-establishing technology leadership, focus is shifting towards productivity in R&D, and (v) the turnaround of BCSS business. This will offset headwinds such as business mix changes and inflation.

There is significant growth potential in IPR revenues over the coming 18-24 months. The recently announced agreement puts Ericsson in a good position to pursue other currently unlicensed actors. In addition, new areas such as consumer electronics provide a further growth opportunity.

The company aims at generating Free Cash Flow before M&A of 9%-12% of sales. During 2022, there has been significant investments in working capital due to geo-resiliency as well as a tight supply chain. Going forward Ericsson expects that the working capital will gradually be released as large roll-out projects are completed, and thus Free Cash Flow before M&A will improve.

Connectivity is a fundamental enabler of digitalization and Ericsson sees 5G as a key driver. Digitalization of industries and society will be critical to tackle the climate crisis. Ericsson remains committed to be Net Zero within its own operations by 2030 and to reach Net Zero across the value chain by 2040.

Building a culture of ethics and integrity

Ericsson is on a critically important journey to transform its culture and to be a leader in how it conducts business. The Company is accelerating its cultural transformation and enhancing its governance. The approach to global risk management has been revamped – putting in place strong central oversight and a streamlined process to effectively anticipate, identify and mitigate material risks at all levels. The Company also continues its work in establishing a sustainable program of compliance and controls that is properly embedded in the organization. Moreover, Ericsson is driving simplification to enhance accountability and our execution effectiveness.

Capital allocation supporting business strategy and value creation Ericsson is introducing near-term capital allocation priorities with a central focus on generating free cash flow in line with the target of 9-12% free cash flow before M&A over net sales, deploying our capital wisely for maximum value creation, while safeguarding balance sheet strength.

Given uncertainties, ensuring a strong financial position is critical. Priority will be given to organic and inorganic investments to support strategy execution and ensure technology and market leadership. As the company is fully focused on delivering the Vonage and Cradlepoint acquisitions, M&A will be limited to bolt-on acquisitions with attractive returns and clear strategic fit. Further, Ericsson targets a stable to progressive dividend with a policy based on earnings, business outlook and financial position.

Börje Ekholm, President and CEO, commented: “With 5G, everything that can go wireless, will go wireless. Long-term, the industry is moving towards the network as a platform for innovation where 5G and future 6G capabilities will be monetized in new ways. Our strategy and industry leadership puts us in an advantageous position to capitalize on this development and thereby create new revenue streams for our operator customers that complement subscription revenues. This is an exciting future, and we remain fully committed to continue executing on this strategy as we build a stronger Ericsson for the long-term.”

Carl Mellander, CFO, commented: “Over the last years, our strategy execution has been visible in the financial results and the strengthened financial position with strong free cash flow generation and return on invested capital. Our expected continued strong business performance, in combination with measures to offset external headwind, puts Ericsson on track to reach the lower end of our long-term EBITA margin target range by 2024.”

Speakers and details of the event

President and CEO Börje Ekholm and CFO Carl Mellander, is joined by members of the company’s Executive Team including Erik Ekudden, CTO, Fredrik Jejdling, Executive Vice President and Head of Business Area Networks, Per Narvinger, Head of Business Area Cloud Software & Services, George Mulhern, Head of Business Area Enterprise Wireless Solutions, Rory Read, Head of Business Area Global Communications Platform and Niklas Heuveldop, Head of Market Area North America.

19 Ericsson | Fourth quarter and full year report 2022	Other information

Ericsson’s Capital Markets Day event can be accessed via the Ericsson website: www.ericsson.com/en/investors/events-and-presentations/cmd

Presentation materials can also be downloaded from the website once the webcast has started.

Ericsson Capital Markets Day 2022

Dec 15, 2022 | Ericsson divests its local customer support business in Russia

Ericsson’s (NASDAQ: ERIC) wholly owned Russian subsidiary has entered into an asset transfer agreement to divest its local customer support business in Russia to a Russian company owned by former operational managers of Ericsson´s Russian subsidiary.

The transaction includes a transfer of approximately 40 Ericsson employees, and certain assets and contracts related to the business.

The customer support business is a local business engagement that does not involve the export of hardware, software, or related services to mobile operators in Russia.

Following Russia’s invasion in Ukraine, Ericsson announced the suspension of operations and deliveries to customers in Russia and an orderly wind-down in accordance with applicable sanctions. Approximately 400 Ericsson employees in Russia have been notified of layoffs and have been leaving the company as operations have been discontinued.

Going into 2023, Ericsson expects to have a small presence in Russia on a local basis. A legal entity owned by Ericsson will continue to be registered to complete the wind-down and to fulfill legal, contractual, and administrative requirements.

Ericsson divests its local customer support business in Russia

Dec 20, 2022 | Ericsson presents a Green Financing Framework

Ericsson (NASDAQ: ERIC) has established a Green Financing Framework to enable the company to issue green bonds and other green financing instruments. The proceeds will be exclusively allocated to investments in energy efficiency and renewable energy.

The framework has been developed in accordance with the 2021 ICMA Green Bond Principles (GBP). CICERO Shades of Green, a Norway-based institute for interdisciplinary climate research and a leading global provider of assessments related to green and sustainable financing, has acted as second party opinion provider.

Carl Mellander, Ericsson’s CFO, says: “This framework is part of our overall ambition in sustainable finance, and complements our existing sustainability linked Revolving Credit Facility. Proceeds raised under the framework will include capital expenditures and R&D investments in enhanced portfolio energy performance in our existing 4G and 5G offerings as well as future 6G solutions. Extending our leadership in energy efficiency is a key priority for Ericsson and of strategic importance for our operator customers.”

Heather Johnson, VP of Sustainability and Corporate Responsibility, says: “This framework is a concrete step in further embedding sustainability across the company, in this case strengthening our climate action and financial activities. Investments based on this framework will help drive the development and deployment of energy-efficient technology that support the Net Zero ambition not only in our own industry but enables the digital and green transition across industries and society.”

The Green Financing Framework and the second party opinion are available at Ericsson website.

Ericsson presents a Green Financing Framework

Post-closing events

Press releases

Jan 4, 2023 | Ericsson is taking action to accelerate

profitability in Cloud Software and Services

Ericsson (NASDAQ: ERIC) is continuing to execute on its revised strategy in segment Cloud Software and Services. As outlined at the recent Capital Markets Day, key priorities include limiting subscale software development, accelerating automation to lower deployment and maintenance efforts and changing focus from market share gains to profitable business.

With the revised Cloud Software and Services strategy, Ericsson is laying the foundation to turn the segment around. The target is to reach break-even in full-year 2023 on EBIT/EBITA level with gradual improvements towards long-term attractive profitability.

Following a portfolio and customer contract review, the Company has decided to exit certain subscale agreements and product offerings, with a one-off negative impact on EBIT of SEK -0.8 b. in Q4 2022, of which SEK -0.7 b. is expected to impact cash flow, mainly in 2023.

Ericsson’s Q4 and full-year 2022 results will be published January 20 at approximately 7:00 CET.

Ericsson is taking action to accelerate profitability in cloud software and services

Jan 11, 2023 | Ericsson Nomination Committee´s proposal for board of directors. Jan Carlson proposed as new Chairman

The Nomination Committee of Ericsson (NASDAQ: ERIC) has informed the Company that it proposes that the shareholders elect at the Annual General Meeting 2023 ten ordinary board members with no deputy directors. The Nomination Committee proposes that the following persons be elected as board members:

Jan Carlson, Chairman (re-election)

Helena Stjernholm (re-election)

Jacob Wallenberg (re-election)

Jon Fredrik Baksaas (re-election)

Carolina Dybeck Happe (re-election)

Börje Ekholm (re-election)

Eric Elzvik (re-election)

Kristin S. Rinne (re-election)

Christy Wyatt (new election)

Jonas Synnergren (new election)

Ronnie Leten, the current Chairman of the board, has informed he will not stand for re-election to the Board at the next Annual General Meeting. Ronnie was elected to the Ericsson board of directors as Chairman in 2018 and will continue to serve as Chairman for the remainder of his term. The Nomination Committee hence proposes that, the current board member, Jan Carlson be elected by the Annual General Meeting 2023 as new Chairman of the Ericsson Board.

Kurt Jofs and Nora Denzel have informed the Nomination Committee that they will not be available for re-election at the Annual General Meeting 2023.

It is the Nomination Committee’s assessment that each of the proposed board members, with their respective experiences, adds valuable expertise and experience to the Board. Christy Wyatt’s and Jonas Synnergren’s extensive international business experiences and deep software, enterprise and technology expertise will be of additional value to Ericsson and will further strengthen the board of directors.

Christy Wyatt is born 1972 and holds a Diploma of Scientific Computer Programming Technology from the College of Geographic Sciences in Canada. Christy has long-term international business experience from senior management roles within DTEX Systems, Good Technology and Motorola and is currently the President and CEO of Absolute Software.

Jonas Synnergren is born 1977 and holds a Master of Science in Business and Economics from Stockholm School of Economics in Sweden. Jonas has long-term international business experience as a Board member of Veoneer, Tieto and Metso and is currently a board member of Nordea. In addition, Jonas is Senior Partner in Cevian Capital, one of Ericsson’s shareholders.

20 Ericsson | Fourth quarter and full year report 2022	Other information

Information of the board members proposed for re-election can be found on the company’s website (www.ericsson.com).

The company expects to hold its Annual General Meeting on March 29, 2023, and the Nomination Committee’s complete proposals and motivated statement will be announced in due time before the Annual General Meeting.

Johan Forssell, Chairman of the Nomination Committee says: “We believe that Ericsson has a strong board of directors to continue to drive the strategic agenda and further strengthen the culture of the company. Jan Carlson has a long career both as CEO and Chairman, as well as good knowledge of Ericsson after serving many years on the board. His international experience, technology background and personal qualities make him an excellent successor as Chairman of the Board, securing a smooth transition from Ronnie Leten.”

Ronnie Leten says: “It has been an honor to serve on the Ericsson board since 2018 and I am very proud of what has been achieved. Today Ericsson is a very strong company both strategically and financially. The company has brought 5G to the world and regained its technology leadership.”

Ronnie continues: “Börje Ekholm, since stepping in as CEO, has turned the company around and this continues with the important governance and cultural transformation which is underway.”

Commenting on the matter, Jan Carlson stated: “Having been on the Board since 2017, it is an honor to be put forward for the Ericsson Chairmanship. I look forward to the Annual General Meeting and to working closely with Börje, the Board and the executive team as we continue to execute on our strategy.”

Ericsson’s Nomination Committee consists of Johan Forssell, Investor AB (Chairman of the Nomination Committee); Karl Åberg, AB Industrivärden, Anders Oscarsson, AMF – Tjänstepension och Fonder, Niko Pakalén, Cevian Capital Partners Limited, and Ronnie Leten, Chairman of the Board.

Ericsson Nomination Committee´s proposal for board of directors. Jan Carlson proposed as new Chairman

Jan 12, 2023 | Ericsson makes provision in fourth quarter of 2022 in relation to potential DPA breach resolution with U.S. Department of Justice

Ericsson (NASDAQ: ERIC) announces that it is now in a position to make a provision of SEK 2.3 billion (approx. USD 220 million) in relation to a potential resolution with the U.S. Department of Justice (DOJ) regarding previously announced, non-criminal, alleged breaches under its 2019 Deferred Prosecution Agreement (DPA). Ericsson has not reached a resolution with the DOJ regarding these alleged breaches and discussions are ongoing.

This charge, which will be booked in the Company’s fourth quarter 2022 financial results, will be SEK 2.3 billion (approx. USD 220 million). The Company believes that this is a sufficiently reliable estimate of the financial penalty associated with any potential breach resolution, and this provision also includes estimated expenses for the previously announced extended monitorship. The provision will be booked as Other Operating Expenses in the income statement of Segment Other.

The Company’s internal investigation and its cooperation with authorities in relation to the allegations in the 2019 Iraq-related internal investigation report remain open and ongoing.

Since 2019, Ericsson has taken significant remedial measures, overseen by the Board of Directors. These include enhancing its group-wide approach to risk management and strengthening its compliance program and internal controls. The Company agreed in December 2022 to extend its independent compliance monitorship until June 2024 to further our efforts to embed best-in-class compliance, risk management and internal controls frameworks across the organization.

Background

In 2019, Ericsson entered into the DPA in order to resolve past (prior to 2017) Foreign Corrupt Practices Act (FCPA) violations relating to misconduct in certain countries. The 2019 agreement provided that, in the event of any breach of its ongoing DPA obligations, the Company could be prosecuted for the historic FCPA violations covered by the DPA.

As announced in October 2021 and March 2022, the DOJ notified Ericsson that it failed to provide documents and information to the DOJ in a timely manner and did not adequately report to the DOJ certain information relating to a 2019 Iraq-related internal investigation.

The DOJ has not alleged or charged Ericsson with any new criminal misconduct since the start of the DPA.

Ericsson makes provision in fourth quarter of 2022 in relation to potential DPA breach resolution with U.S. Department of Justice

21 Ericsson | Fourth quarter and full year report 2022	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2021 and in the Annual Report on Form 20-F 2021 (in the following the “Annual Report 2021”). Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below:

We are subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations. Ericsson may be subject to further adverse consequences under the DPA with the DOJ and the injunction issued in connection with the settlement with the SEC, both from 2019, and other investigations by governmental authorities.

The Company is required to comply with anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations in jurisdictions where Ericsson does business. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption affecting many aspects of conducting business. When necessary, the Company investigates potential instances of corruption, including potential violations of anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism laws, rules and regulations.

The Company cannot assure that its employees, subcontractors and agents have complied with these requirements in the past, and the Company faces exposure to possible past, present and future violations of these requirements by its employees, subcontractors and agents. Actions by Ericsson’s employees, or by third-party intermediaries acting on the Company’s behalf in violation of these laws, rules or regulations, whether carried out in the US or elsewhere in connection with the conduct of Ericsson’s business, may expose the Company to significant civil or criminal liability that would materially harm the Company, including its reputation, business, financial condition, funding, operating results cash flows, and prospects.

In December 2019, Ericsson entered into a deferred prosecution agreement (DPA) with the DOJ resolving the DOJ’s investigations into Ericsson’s business dealings in Djibouti, China, Vietnam, Indonesia and Kuwait.. The DPA has a three-year term and includes a guilty plea by our Egyptian subsidiary to a criminal violation of the US Foreign Corrupt Practices Act’s (FCPA) anti-bribery provisions.

Under the DPA, the Company admitted to the conduct described in the DPA’s statement of facts, and the DOJ agreed to defer prosecution of Ericsson for the DPA’s three-year term if Ericsson does not violate the terms of the DPA.

In October 2021, the DOJ notified us of its determination that we breached our obligations under the DPA by failing to provide required information to the DOJ.

In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs, at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.

As a result of the investigation, several employees were terminated from the Company and multiple other disciplinary and other remedial actions were taken.

In March 2022, the DOJ informed Ericsson that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation post-DPA. The DOJ’s determination that the Company violated the DPA allows the DOJ, in its sole discretion, to commence prosecution for criminal violations, including the charged conspiracy to violate the FCPA’s anti-bribery, books and records and internal controls provisions referenced in the DPA. In doing so, the DOJ could rely upon Ericsson’s DPA admissions and would benefit from Ericsson’s waiver of certain procedural and evidentiary defences. The DOJ also may, in its sole discretion, extend the term of the DPA.

The Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to cooperating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by the DOJ, including criminal prosecution, civil or criminal penalties and additional monetary fines or penalties.

In June 2022, the SEC informed us that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, we are permanently enjoined from violating the FCPA’s anti-bribery, books and records and internal controls provisions. Violations of the injunction or consent judgment could subject us to new civil and criminal penalties as well as a new enforcement action. In December 2022, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent Compliance Monitor for one year, to June 2024.

Ericsson is committed to cooperating with the DOJ and the SEC to resolve these matters, the outcome of which we are unable to predict. The Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to a potential resolution with the DOJ regarding previously announced, non-criminal, alleged breaches under the DPA. The provision also includes estimated expenses for the previously announced extended Compliance Monitorship. The eventual financial penalty could differ materially from the provision. The Company’s internal investigation and its cooperation with authorities in relation to the allegations made in the 2019 Iraq report remain open and ongoing.

We also face other negative consequences from these matters, including matters under review as part of our ongoing and future communications with governmental authorities to comply with our

22 Ericsson | Fourth quarter and full year report 2022	Risk factors

obligations under the DPA. Governmental authorities in the US and elsewhere are investigating us for possible violations of applicable anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws, rules or regulations, and we currently face litigation related to these matters. Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance for any reason with the DPA or consent judgment could have a material adverse effect on the Company, including its reputation, business, financial condition, funding, operating results, cash flows, or prospects.

Ericsson may also face other potentially negative consequences relating to the investigations by, and settlements with, the DOJ and SEC, or to other potential investigations. Enforcement authorities in the US or elsewhere, including the SEC, the DOJ or OFAC, could investigate us for additional possible violations of applicable anti-corruption (including anti-bribery, anti-money laundering, sanctions, terror finance and anti-terrorism) laws, rules or regulations of which we are aware or unaware at any time. Such violations could result in severe reputational damage, and have a materially adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows, or prospects and could constitute a violation of the DPA or the consent judgment with the SEC. Neither the DPA nor the consent judgment prevents the DOJ, SEC or any other authorities from carrying out investigations with respect to facts not covered in the agreements or in other jurisdictions, or prevents other authorities from carrying out investigations related to these or other matters. Similarly, the resolutions with the DOJ and SEC do not foreclose third parties, such as competitors, customers, suppliers, or shareholders, from commencing litigation related to these or other matters.

There can be no assurance that the remedial measures described above and any others Ericsson may take in the future will be effective or that there will not be a finding of material weakness in Ericsson’s internal controls. Any one or more of the foregoing could have a material adverse effect on the Company, including its reputation, business, financial condition, funding, operating results, cash flows, or prospects.

Additionally, any ongoing media or governmental interest in investigations and resolutions or additional company investigations that we are currently undertaking or may undertake in the future could result in the discovery of additional facts, impact the public perception of Ericsson and result in reputational harm and other negative consequences. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations or ability to participate in public tenders. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson, including its reputation, business, financial condition, funding, operating results, cash flows, or prospects.

Ericsson is involved in lawsuits, legal proceedings and regulatory investigations which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties.

In the normal course of Ericsson’s business Ericsson is involved in legal proceedings. These proceedings include matters such as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes, as well as government inquiries and investigations. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on Ericsson’s business, operating results, financial position and reputation. As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on Ericsson’s reported results and reputation.

In addition, the Company is from time to time and may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related litigation and investigative matters. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on Ericsson’s business, financial condition and operating results.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and operating results.

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of investors in Ericsson securities in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. In December 2022, Ericsson filed a motion to dismiss the complaint.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, named Ericsson AB, CEO Börje Ekholm and a former employee as additional defendants and also asserted additional allegations and claims.

An unfavorable outcome of any of the abovementioned proceedings may have material adverse effects on Ericsson’s business, financial condition and operating results. For additional information regarding certain of the inquiries and lawsuits in which Ericsson is involved, see “Legal proceedings” in the Report.

5G volumes shifting into more volatile markets

As mentioned in the Annual Report 2021 risk factor 1.9, telecom investment levels fluctuate and are affected by many factors. In addition to the risk factor described in the Annual Report 2021, with 5G volume at scale shifting from early 5G markets into markets with higher volatility and as Ericsson is establishing business relationship with new customers, the levels of uncertainty and fluctuation can increase going forward. For example, both sales and profit can be impacted due to a significant variation in underlying market and/or product and services mix. Furthermore, Ericsson might fail to anticipate customer demand properly, leading to an over or under supply of components, production capacity and deployment capabilities.

23 Ericsson | Fourth quarter and full year report 2022	Risk factors

Stockholm, January 20, 2023

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

Corporate Reg. No. 556016-0680

Date for next report: April 18, 2023.

24 Ericsson | Fourth quarter and full year report 2022	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on January 20, 2023, starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

25 Ericsson | Fourth quarter and full year report 2022	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our ability to reach a mutually agreeable resolution with DOJ regarding alleged DPA breaches

•	Any such potential resolution could involve a financial penalty that differs materially from the provision

•	Our ability to reach a full and final resolution that covers all past conduct, including allegations of past conduct in Iraq

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the

•	markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services

•	including research and development expenditure

•	The ability to deliver on future plans and to realize potential for

•	future growth

•	The expected operational or financial performance of strategic

•	cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and

•	standardization environment in which we operate, competition

•	and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk factors”, and in “Risk factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

26 Ericsson | Fourth quarter and full year report 2022	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (year-end report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2022, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the year-end report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the year-end report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 20, 2023

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

27 Ericsson | Fourth quarter and full-year report 2022	Auditors’ Review Report

Financial statements and other information

28 Ericsson | Fourth quarter and full-year report 2022	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q4			Jan-Dec
SEK million	Note	2022	2021	Change	2022	2021
Net sales	3	85,980	71,332	21%	271,546	232,314
Cost of sales		-50,411	-40,511	24%	-158,251	-131,565

Gross income	3	35,569	30,821	15%	113,295	100,749

Research and development expenses		-13,217	-11,863	11%	-47,298	-42,074
Selling and administrative expenses		-11,791	-7,620	55%	-35,692	-26,957
Impairment losses on trade receivables		99	99	—	-40	-40

Operating expenses		-24,909	-19,384	29%	-83,030	-69,071

Other operating income and expenses¹)		-2,824	428	-760%	-3,262	362
Share of earnings of JV and associated companies		17	-4	-525%	17	-260

Earnings before financial items and income tax (EBIT)	3	7,853	11,861	-34%	27,020	31,780

Financial income and expenses, net	4	-474	-945	-50%	-2,411	-2,530

Income after financial items		7,379	10,916	-32%	24,609	29,250

Income tax		-1,189	-770	54%	-5,497	-6,270

Net income		6,190	10,146	-39%	19,112	22,980

Net income attributable to:
Owners of the Parent Company		6,066	10,076		18,724	22,694
Non-controlling interests		124	70		388	286
Other information
Average number of shares, basic (million)	9	3,330	3,330		3,330	3,329
Earnings per share, basic (SEK) ²)		1.82	3.03		5.62	6.82
Earnings per share, diluted (SEK) ³)		1.82	3.02		5.62	6.81

1)	Jan-Dec 2022 includes a provision of SEK -2.3 billion in relation to a potential DPA breach resolution with DOJ, including estimated expenses for extended monitorship.
2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2022	2021	2022	2021
Net income	6,190	10,146	19,112	22,980
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-3,596	-79	10,669	3,537
Revaluation of borrowings due to change in credit risk	-661	205	1,030	31
Cash flow hedge reserve
Gains/ losses arising during the period	—	—	3,703	—
Transfer to goodwill	—	—	-3,677	—
Tax on items that will not be reclassified to profit or loss	57	62	-3,067	-682
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	2,189	-188	-701	-542
Reclassification adjustments on gains/ losses included in profit or loss	153	-24	280	-96
Translation reserves
Changes in translation reserves	-7,301	1,241	7,130	3,342
Reclassification to profit and loss	-55	41	-85	46
Share of other comprehensive income of JV and associated companies	-24	-6	49	28
Tax on items that have been or may be reclassified to profit or loss	-482	38	87	126

Total other comprehensive income (loss), net of tax	-9,720	1,290	15,418	5,790

Total comprehensive income (loss)	-3,530	11,436	34,530	28,770

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	-3,816	11,423	34,274	28,694
Non-controlling interests	286	13	256	76

29 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Condensed consolidated balance sheet

		Dec 31	Dec 31
SEK million	Note	2022	2021
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,705	3,528
Goodwill	11	84,570	38,204
Customer relationships, IPR and other intangible assets	11	26,340	3,830
Property, plant and equipment		14,236	13,580
Right-of-use assets		7,870	7,948
Financial assets
Equity in JV and associated companies		1,127	941
Other investments in shares and participations	6	2,074	2,258
Customer finance, non-current	6	415	568
Interest-bearing securities, non-current	6	9,164	30,626
Other financial assets, non-current	6	6,839	6,217
Deferred tax assets		19,394	23,109

		175,734	130,809

Current assets
Inventories		45,846	35,164
Contract assets		9,843	10,506
Trade receivables	6	48,413	45,399
Customer finance, current	6	4,955	2,719
Current tax assets		7,973	6,379
Other current receivables		9,688	7,656
Interest-bearing securities, current	6	8,736	12,932
Cash and cash equivalents	6	38,349	54,050

		173,803	174,805

Total assets		349,537	305,614

Equity and liabilities
Equity
Stockholders’ equity		134,814	108,775
Non-controlling interest in equity of subsidiaries		-1,510	-1,676

		133,304	107,099

Non-current liabilities
Post-employment benefits		27,361	36,050
Provisions, non-current	5	3,959	3,722
Deferred tax liabilities	11	4,784	884
Borrowings, non-current	6	26,946	22,241
Lease liabilities, non-current		6,818	7,079
Other non-current liabilities		745	1,587

		70,613	71,563

Current liabilities
Provisions, current	5	7,629	5,782
Borrowings, current	6	5,984	9,590
Lease liabilities, current		2,486	2,224
Contract liabilities		42,251	32,834
Trade payables	6	38,437	35,684
Current tax liabilities		2,640	2,917
Other current liabilities		46,193	37,921

		145,620	126,952

Total equity and liabilities		349,537	305,614

30 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Condensed consolidated statement of cash flows

		Q4		Jan-Dec	Jan-Dec
SEK million	Note	2022	2021	2022	2021
Operating activities
Net income		6,190	10,146	19,112	22,980
Adjustments for
Taxes		1,304	938	5,383	6,576
Earnings/dividends in JV and associated companies		-24	13	55	360
Depreciation, amortization and impairment losses	7	3,535	2,552	10,543	8,969
Other		432	398	1,657	1,238

		11,437	14,047	36,750	40,123

Changes in operating net assets
Inventories		5,898	248	-7,740	-5,565
Customer finance, current and non-current		-871	780	-1,732	34
Trade receivables and contract assets		-4,080	-5,227	4,766	1,551
Trade payables		-131	3,020	-1,995	1,385
Provisions and post-employment benefits		1,749	950	2,339	-118
Contract liabilities		2,878	-1,655	5,794	4,014
Other operating assets and liabilities, net		5,235	4,606	-813	2,701

		10,678	2,722	619	4,002

Interest received		127	-104	344	8
Interest paid		-406	-310	-1,250	-974
Taxes paid		-1,941	-1,159	-5,600	-4,094

Cash flow from operating activities		19,895	15,196	30,863	39,065

Investing activities
Investments in property, plant and equipment	7	-1,502	-701	-4,477	-3,663
Sales of property, plant and equipment		76	34	249	115
Acquisitions/divestments of subsidiaries and other operations, net	11	-445	178	-51,688	59
Product development	7	-717	-302	-1,720	-962
Purchase of interest-bearing securities		-12,108	-8,858	-13,582	-35,415
Sale of interest-bearing securities		789	7,064	40,541	20,114
Other investing activities		2,012	-122	-3,720	-131

Cash flow from investing activities		-11,895	-2,707	-34,397	-19,883

Financing activities
Proceeds from issuance of borrowings		1,301	1	10,755	7,882
Repayment of borrowings		-121	-39	-16,029	-5,791
Sale of own shares		—	—	—	42
Dividends paid		-4,172	-3,395	-8,415	-6,889
Repayment of lease liabilities		-765	-623	-2,593	-2,368
Other financing activities		-183	-825	352	-2,183

Cash flow from financing activities		-3,940	-4,881	-15,930	-9,307

Effect of exchange rate changes on cash		-2,460	-34	3,763	563

Net change in cash and cash equivalents		1,600	7,574	-15,701	10,438

Cash and cash equivalents, beginning of period		36,749	46,476	54,050	43,612

Cash and cash equivalents, end of period		38,349	54,050	38,349	54,050

31 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Dec
SEK million	2022	2021
Opening balance	107,099	85,177
Total comprehensive income	34,530	28,770
Sale/repurchase of own shares	—	42
Long-term variable compensation plans	89	93
Dividends to shareholders	-8,415	-6,889
Transactions with non-controlling interests	1	-94

Closing balance	133,304	107,099

Condensed consolidated income statement – isolated quarters

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Cost of sales	-50,411	-39,905	-36,163	-31,772	-40,511	-31,487	-31,084	-28,483

Gross income	35,569	28,135	26,302	23,289	30,821	24,776	23,857	21,295

Research and development expenses	-13,217	-11,880	-11,496	-10,705	-11,863	-10,155	-10,480	-9,576
Selling and administrative expenses	-11,791	-9,441	-7,872	-6,588	-7,620	-6,177	-6,972	-6,188
Impairment losses on trade receivables	99	38	3	-180	99	-27	100	-212

Operating expenses	-24,909	-21,283	-19,365	-17,473	-19,384	-16,359	-17,352	-15,976

Other operating income and expenses1)	-2,824	234	393	-1,065	428	500	-579	13
Share of earnings of JV and associated companies	17	29	-22	-7	-4	-82	-103	-71

Earnings before financial items and income tax (EBIT)	7,853	7,115	7,308	4,744	11,861	8,835	5,823	5,261

Financial income and expenses, net	-474	-535	-759	-643	-945	-598	-454	-533
Income after financial items	7,379	6,580	6,549	4,101	10,916	8,237	5,369	4,728

Income tax	-1,189	-1,220	-1,899	-1,189	-770	-2,471	-1,469	-1,560

Net income	6,190	5,360	4,650	2,912	10,146	5,766	3,900	3,168

Net income (loss) attributable to:
Owners of the Parent Company	6,066	5,214	4,504	2,940	10,076	5,752	3,679	3,187
Non-controlling interests	124	146	146	-28	70	14	221	-19
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,330	3,330	3,330	3,329	3,328
Earnings per share, basic (SEK) ²)	1.82	1.56	1.36	0.88	3.03	1.73	1.10	0.96
Earnings per share, diluted (SEK) ³)	1.82	1.56	1.35	0.88	3.02	1.73	1.10	0.96

1)

Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential DPA breach resolution with DOJ, including estimated expenses for extended monitorship. Q3 2022 includes revaluation of Ericsson Ventures investments of SEK 0.2 billion. Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion. Q4 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 0.4 billion. Q3 2021 includes an Ericsson Ventures investment revaluation of SEK 0.5 billion. Q2 2021 includes cost of SEK -0.8 billion as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

32 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	6,190	5,360	4,650	2,912	10,146	5,766	3,900	3,168
Adjustments for
Taxes	1,304	1,307	1,751	1,021	938	2,824	1,230	1,584
Earnings/dividends in JV and associated companies	-24	-17	88	8	13	159	112	76
Depreciation, amortization and impairment losses	3,535	2,638	2,224	2,146	2,552	2,385	2,097	1,935
Other	432	-19	345	899	398	24	631	185

	11,437	9,269	9,058	6,986	14,047	11,158	7,970	6,948

Changes in operating net assets
Inventories	5,898	-3,564	-4,728	-5,346	248	-3,877	-701	-1,235
Customer finance, current and non-current	-871	-872	134	-123	780	-1,419	454	219
Trade receivables and contract assets	-4,080	4,595	3,350	901	-5,227	8,833	-4,034	1,979
Trade payables	-131	-1,817	1,324	-1,371	3,020	1,733	744	-4,112
Provisions and post-employment benefits	1,749	-58	-321	969	950	-130	-1,461	523
Contract liabilities	2,878	-2,623	-721	6,260	-1,655	-3,388	4,603	4,454
Other operating assets and liabilities, net	5,235	1,052	-333	-6,767	4,606	3,168	608	-5,681

	10,678	-3,287	-1,295	-5,477	2,722	4,920	213	-3,853

Interest received	127	156	-17	78	-104	42	2	68
Interest paid	-406	-196	-437	-211	-310	-120	-384	-160
Taxes paid/received	-1,941	-1,291	-1,022	-1,346	-1,159	-1,276	-1,861	202

Cash flow from operating activities	19,895	4,651	6,287	30	15,196	14,724	5,940	3,205

Investing activities
Investments in property, plant and equipment	-1,502	-1,104	-1,053	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	76	74	61	38	34	40	17	24
Acquisitions/divestments of subs. and other operations, net	-445	-51,412	123	46	178	-55	-69	5
Product development	-717	-414	-301	-288	-302	-190	-266	-204
Purchase of interest-bearing securities	-12,108	-437	-1,037	—	-8,858	-9,670	-13,207	-3,680
Sale of interest-bearing securities	789	978	22,747	16,027	7,064	1,801	7,408	3,841
Other investing activities	2,012	-6,537	1,384	-579	-122	-4	—	-5

Cash flow from investing activities	-11,895	-58,852	21,924	14,426	-2,707	-9,118	-7,124	-934

Financing activities
Proceeds from issuance of borrowings	1,301	1,666	—	7,788	1	—	7,804	77
Repayment of borrowings	-121	-5,915	-9,993	—	-39	—	-510	-5,242
Sale of own shares	—	—	—	—	—	42	—	—
Dividends paid	-4,172	-79	-4,164	—	-3,395	-161	-3,328	-5
Repayment of lease liabilities	-765	-658	-577	-593	-623	-580	-617	-548
Other financing activities	-183	-277	243	569	-825	-1,849	940	-449

Cash flow from financing activities	-3,940	-5,263	-14,491	7,764	-4,881	-2,548	4,289	-6,167

Effect of exchange rate changes on cash	-2,460	2,595	3,042	586	-34	145	-375	827

Net change in cash and cash equivalents	1,600	-56,869	16,762	22,806	7,574	3,203	2,730	-3,069

Cash and cash equivalents, beginning of period	36,749	93,618	76,856	54,050	46,476	43,273	40,543	43,612

Cash and cash equivalents, end of period	38,349	36,749	93,618	76,856	54,050	46,476	43,273	40,543

33 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Condensed Parent Company income statement

	Q4		Jan-Dec
SEK million	2022	2021	2022	2021
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-537	-317	-1,492	-820
Other operating income and expenses	-1,234	664	691	1,770

EBIT	-1,771	347	-801	950

Financial net¹)	-1,689	1,849	19,213	8,399

Income after financial items	-3,460	2,196	18,412	9,349

Transfers to (-) / from untaxed reserves	-7,272	-1,526	-7,272	-1,526
Income tax¹)	1,495	223	631	-167

Net income (loss)	-9,237	893	11,771	7,656

1)

Revaluation of borrowings due to change in credit risk, which historically has been reported under Other Comprehensive Income has for 2022 been reported in the Income Statement. Prior periods have been restated. The restatement is due to an identified exemption in the Swedish Annual Accounts Act (RFR 2) which does not allow the items to be reported under Other Comprehensive Income. The restatement from Other comprehensive income to the Income statement resulted in an increase of reported financial net of SEK 31 million YTD and 205 MSEK in the fourth quarter and an increase of the reported tax expense of SEK 6 million YTD and SEK 42 million in the fourth quarter, 2021. SEK 366 million has been restated from Revaluation of borrowings to Other retained earnings in equity for the opening balance of year 2021.

Condensed Parent Company statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2022	2021	2022	2021
Net income (loss)	-9,237	893	11,771	7,656
Cash flow hedge reserve
Gains / losses arising during the period	—	-26	3,703	-26
Transfer to investments	—	—	-3,677	—
Tax on items that will not be reclassified to profit or loss	-758	—	-758	—

Other comprehensive income (loss), net of tax	-758	-26	-732	-26

Total comprehensive income (loss)	-9,995	867	11,039	7,630

34 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Condensed Parent Company balance sheet

	Dec 31	Dec 31
SEK million	2022	2021
Assets
Fixed assets
Intangible assets	4	8
Tangible assets	380	413
Financial assets¹)	156,720	120,605

	157,104	121,026

Current assets
Receivables	27,664	27,364
Short-term investments	8,540	12,722
Cash and cash equivalents	23,731	37,128

	59,935	77,214

Total assets	217,039	198,240

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	37,753	34,984

	85,917	83,148

Provisions	2,435	293
Non-current liabilities	26,835	22,406
Current liabilities	101,852	92,393

Total stockholders’ equity, provisions and liabilities	217,039	198,240

¹) Of which interest-bearing securities, non-current	9,157	30,615

35 Ericsson | Fourth quarter and full-year report 2022	Financial statements

Accounting policies and Explanatory notes

(unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended December 31, 2022, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2021 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2022 that are estimated to have a material impact on the result and financial position of the Company.

New segment structure implemented in Q3

As announced in May 2022, Ericsson will start to report its financials according to its new segment structure from Q3 2022. The four new segments are:

Networks – including Radio Access Networks, Transport Solutions, Site Solutions, Network Rollout & Tuning and Customer Support.

Cloud Software and Services – including Core Network and Automation, Managed Services, Services Orchestration and Telecom BSS.

Enterprise – including Enterprise Wireless Solutions, Technologies & New Businesses, Global Communication Platform (Vonage – reported from Q3 2022) and Global Network Platform.

Other – including media businesses, Ericsson Ventures and one-offs.

The financial reporting by segment was restated in the Q3 report for the first two quarters of 2022, each quarter of 2021 and full-year 2020.

Note 2 – Critical accounting estimates and judgements

Russia

In the first quarter 2022, Ericsson recorded a SEK 0.9 billion provision for impairment of assets and other costs related to its decision to wind down operations in Russia. The provision was recorded in Other operating expenses in Segment Other and has been utilized during 2022.

Provision

In December 2022, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent compliance monitor for one year, to June 2024. In addition, the Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to a potential resolution with the DOJ regarding previously announced, non-criminal, alleged breaches under the DPA. The provision also includes estimated expenses for the previously announced extended monitorship. The eventual financial penalty could differ materially from the provision, since negotiations are still ongoing. For more information, see note 5 “Provisions”.

36 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Note 3 – Segment information*)

Net sales by segment by quarter

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	58,626	48,147	45,983	40,712	51,097	40,591	39,876	36,274
Of which Products	45,804	35,763	35,299	31,131	39,963	31,078	30,415	27,495
Of which Services	12,822	12,384	10,684	9,581	11,134	9,513	9,461	8,779
Cloud Software and Services	20,210	14,213	14,014	12,087	17,955	13,610	12,949	11,710
Of which Products	8,047	4,752	4,675	3,631	7,133	4,590	3,977	3,567
Of which Services	12,163	9,461	9,339	8,456	10,822	9,020	8,972	8,143
Enterprise	6,582	5,161	1,875	1,762	1,802	1,558	1,600	1,276
Other	562	519	593	500	478	504	516	518

Total	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778

	2022				2021
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22%	5%	13%	-20%	26%	2%	10%	—
Of which Products	28%	1%	13%	-22%	29%	2%	11%	—
Of which Services	4%	16%	12%	-14%	17%	1%	8%	—
Cloud Software and Services	42%	1%	16%	-33%	32%	5%	11%	—
Of which Products	69%	2%	29%	-49%	55%	15%	11%	—
Of which Services	29%	1%	10%	-22%	20%	1%	10%	—
Enterprise	28%	175%	6%	-2%	16%	-3%	25%	—
Other	8%	-12%	19%	5%	-5%	-2%	0%	—

Total	26%	9%	13%	-23%	27%	2%	10%	-28%

	2022				2021
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15%	19%	15%	12%	—	—	—	—
Of which Products	15%	15%	16%	13%	—	—	—	—
Of which Services	15%	30%	13%	9%	—	—	—	—
Cloud Software and Services	13%	4%	8%	3%	—	—	—	—
Of which Products	13%	4%	18%	2%	—	—	—	—
Of which Services	12%	5%	4%	4%	—	—	—	—
Enterprise	265%	231%	17%	38%	—	—	—	—
Other	18%	3%	15%	-3%	—	—	—	—

Total	21%	21%	14%	11%	3%	-2%	-1%	0%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	193,468	134,842	86,695	40,712	167,838	116,741	76,150	36,274
Of which Products	147,997	102,193	66,430	31,131	128,951	88,988	57,910	27,495
Of which Services	45,471	32,649	20,265	9,581	38,887	27,753	18,240	8,779
Cloud Software and Services	60,524	40,314	26,101	12,087	56,224	38,269	24,659	11,710
Of which Products	21,105	13,058	8,306	3,631	19,267	12,134	7,544	3,567
Of which Services	39,419	27,256	17,795	8,456	36,957	26,135	17,115	8,143
Enterprise	15,380	8,798	3,637	1,762	6,236	4,434	2,876	1,276
Other	2,174	1,612	1,093	500	2,016	1,538	1,034	518

Total	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778

	2022				2021
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15%	16%	14%	12%	1%	—	—	—
Of which Products	15%	15%	15%	13%	5%	—	—	—
Of which Services	17%	18%	11%	9%	-11%	—	—	—
Cloud Software and Services	8%	5%	6%	3%	-6%	—	—	—
Of which Products	10%	8%	10%	2%	-5%	—	—	—
Of which Services	7%	4%	4%	4%	-6%	—	—	—
Enterprise	147%	98%	26%	38%	30%	—	—	—
Other	8%	5%	6%	-3%	0%	—	—	—

Total	17%	15%	12%	11%	0%	-1%	-1%	0%

*)	Net sales by segment has been restated for the first two quarters of 2022, each quarter 2021 and for the full year 2020. Comparisons against isolated quarters 2020 are not available by segment.

37 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	26,056	21,366	20,735	18,211	23,643	19,401	19,111	16,714
Cloud Software and Services	6,664	4,516	4,692	4,234	6,362	4,575	3,959	3,933
Enterprise	2,862	2,398	843	843	832	760	765	534
Other	-13	-145	32	1	-16	40	22	114

Total	35,569	28,135	26,302	23,289	30,821	24,776	23,857	21,295

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	86,368	60,312	38,946	18,211	78,869	55,226	35,825	16,714
Cloud Software and Services	20,106	13,442	8,926	4,234	18,829	12,467	7,892	3,933
Enterprise	6,946	4,084	1,686	843	2,891	2,059	1,299	534
Other	-125	-112	33	1	160	176	136	114

Total	113,295	77,726	49,591	23,289	100,749	69,928	45,152	21,295

EBIT (loss) by segment by quarter

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12,453	9,597	8,861	7,601	11,757	9,624	8,645	7,240
Cloud Software and Services	673	-792	-733	-837	590	-449	-1,158	-1,217
Enterprise	-2,944	-1,670	-839	-781	-770	-819	-649	-727
Other	-2,329	-20	19	-1,239	284	479	-1,015	-35

Total	7,853	7,115	7,308	4,744	11,861	8,835	5,823	5,261

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	38,512	26,059	16,462	7,601	37,266	25,509	15,885	7,240
Cloud Software and Services	-1,689	-2,362	-1,570	-837	-2,234	-2,824	-2,375	-1,217
Enterprise	-6,234	-3,290	-1,620	-781	-2,965	-2,195	-1,376	-727
Other	-3,569	-1,240	-1,220	-1,239	-287	-571	-1,050	-35

Total	27,020	19,167	12,052	4,744	31,780	19,919	11,084	5,261

38 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	11,239	7,914	7,962	5,836	8,604	6,450	7,099	6,676
North East Asia	8,396	5,597	7,319	5,421	9,816	5,691	7,123	6,491
North America	25,301	26,517	22,849	20,727	22,264	20,161	17,950	17,081
Europe and Latin America ¹) ²)	20,877	15,298	15,325	15,290	19,236	14,378	14,011	12,647
Middle East and Africa	7,379	5,668	5,223	4,301	6,948	4,985	4,459	4,393
Other ¹) ²)	12,788	7,046	3,787	3,486	4,464	4,598	4,299	2,490

Total	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778

¹) Of which in Sweden	778	833	950	678	1,078	478	404	389
²) Of which in EU	10,495	8,242	8,511	8,611	10,181	7,069	7,256	6,801

	2022				2021
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	42%	-1%	36%	-32%	33%	-9%	6%	-32%
North East Asia	50%	-24%	35%	-45%	72%	-20%	10%	-49%
North America	-5%	16%	10%	-7%	10%	12%	5%	-11%
Europe and Latin America ¹) ²)	36%	0%	0%	-21%	34%	3%	11%	-26%
Middle East and Africa	30%	9%	21%	-38%	39%	12%	2%	-33%
Other ¹) ²)	81%	86%	9%	-22%	-3%	7%	73%	-42%

Total	26%	9%	13%	-23%	27%	2%	10%	-28%

¹) Of which in Sweden	-7%	-12%	40%	-37%	126%	18%	4%	7%
²) Of which in EU	27%	-3%	-1%	-15%	44%	-3%	7%	-23%

	2022				2021
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	31%	23%	12%	-13%	-12%	-17%	8%	13%
North East Asia	-14%	-2%	3%	-16%	-23%	-35%	-9%	66%
North America	14%	32%	27%	21%	17%	10%	-2%	-5%
Europe and Latin America ¹) ²)	9%	6%	9%	21%	12%	8%	7%	3%
Middle East and Africa	6%	14%	17%	-2%	7%	-10%	-18%	-25%
Other ¹) ²)	186%	53%	-12%	40%	4%	26%	0%	-37%

Total	21%	21%	14%	11%	3%	-2%	-1%	0%

¹) Of which in Sweden	-28%	74%	135%	74%	197%	92%	42%	71%
²) Of which in EU	3%	17%	17%	27%	15%	0%	0%	9%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	32,951	21,712	13,798	5,836	28,829	20,225	13,775	6,676
North East Asia	26,733	18,337	12,740	5,421	29,121	19,305	13,614	6,491
North America	95,394	70,093	43,576	20,727	77,456	55,192	35,031	17,081
Europe and Latin America ¹) ²)	66,790	45,913	30,615	15,290	60,272	41,036	26,658	12,647
Middle East and Africa	22,571	15,192	9,524	4,301	20,785	13,837	8,852	4,393
Other ¹) ²)	27,107	14,319	7,273	3,486	15,851	11,387	6,789	2,490

Total	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778

¹) Of which in Sweden	3,239	2,461	1,628	678	2,349	1,271	793	389
²) Of which in EU	35,859	25,364	17,122	8,611	31,307	21,126	14,057	6,801

	2022				2021
Year to date, Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	14%	7%	0%	-13%	-4%	0%	10%	13%
North East Asia	-8%	-5%	-6%	-16%	-13%	-6%	16%	66%
North America	23%	27%	24%	21%	5%	1%	-4%	-5%
Europe and Latin America ¹) ²)	11%	12%	15%	21%	8%	6%	5%	3%
Middle East and Africa	9%	10%	8%	-2%	-11%	-18%	-21%	-25%
Other ¹) ²)	71%	26%	7%	40%	—	—	—	—

Total	17%	15%	12%	11%	—	—	—	—

¹) Of which in Sweden	38%	94%	105%	74%	109%	67%	55%	71%
²) Of which in EU	15%	20%	22%	27%	6%	2%	4%	9%

39 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q4 2022					Jan-Dec 2022
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	8,501	2,693	45	0	11,239	23,695	9,179	77	0	32,951
North East Asia	6,989	1,338	69	0	8,396	22,488	4,015	230	0	26,733
North America	20,680	4,573	48	0	25,301	81,917	13,362	115	0	95,394
Europe and Latin America	13,675	7,038	164	0	20,877	44,644	21,638	508	0	66,790
Middle East and Africa	3,725	3,510	144	0	7,379	11,707	10,472	392	0	22,571
Other 1)	5,056	1,058	6,112	562	12,788	9,017	1,858	14,058	2,174	27,107

Total	58,626	20,210	6,582	562	85,980	193,468	60,524	15,380	2,174	271,546

Share of total	68%	23%	8%	1%	100%	71%	22%	6%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q4 2022
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	53%	15%	200%	—	42%
North East Asia	47%	68%	33%	—	50%
North America	-11%	37%	78%	—	-5%
Europe and Latin America	34%	41%	31%	—	36%
Middle East and Africa	21%	41%	44%	—	30%
Other	260%	277%	26%	8%	81%

Total	22%	42%	28%	8%	26%

	Q4 2022					Jan-Dec 2022
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	44%	1%	350%	—	31%	17%	8%	108%	—	14%
North East Asia	-14%	-18%	-15%	—	-14%	-8%	-9%	-9%	—	-8%
North America	10%	33%	167%	—	14%	23%	22%	46%	—	23%
Europe and Latin America	9%	8%	39%	—	9%	15%	2%	21%	—	11%
Middle East and Africa	5%	8%	4%	—	6%	9%	8%	24%	—	9%
Other	138%	147%	326%	18%	186%	25%	23%	174%	8%	71%

Total	15%	13%	265%	18%	21%	15%	8%	147%	8%	17%

40 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q4		Jan-Dec
Country, percentage of net sales¹)	2022	2021	2022	2021
United States	41%	32%	40%	34%
India	6%	3%	4%	3%
China	3%	6%	4%	4%
Japan	4%	6%	4%	6%
United Kingdom	3%	3%	3%	3%

1)	Based on Jan-Dec 2022. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,917	1,282	1,186	1,142	1,949	2,146	1,904	671
Cloud Software and Services	1,080	281	261	250	428	471	418	147

Total	5,997	1,563	1,447	1,392	2,377	2,617	2,322	818

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,527	3,610	2,328	1,142	6,670	4,721	2,575	671
Cloud Software and Services	1,872	792	511	250	1,464	1,036	565	147

Total	10,399	4,402	2,839	1,392	8,134	5,757	3,140	818

Note 4 – Financial income and expenses, net

Financial income and expenses, net

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	283	319	117	59	125	127	124	315
Financial expenses	-757	-428	-452	-293	-439	-325	-382	-528
Net foreign exchange gains/losses	—	-426	-424	-409	-631	-400	-196	-320

Total	-474	-535	-759	-643	-945	-598	-454	-533

	2022				2021
Year to date, SEK million	Jan-Dec Jan-Sep		Jan-Jun	Jan-Mar	Jan-Dec Jan-Sep		Jan-Jun	Jan-Mar
Financial income	778	495	176	59	691	566	439	315
Financial expenses	-1,930	-1,173	-745	-293	-1,674	-1,235	-910	-528
Net foreign exchange gains/losses	-1,259	-1,259	-833	-409	-1,547	-916	-516	-320

Total	-2,411	-1,937	-1,402	-643	-2,530	-1,585	-987	-533

41 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Note 5 – Provisions

Provisions

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,562	9,668	10,197	9,504	8,813	9,232	11,045	10,466
Additions ¹)	4,304	351	547	1,583	1,738	316	616	1,753
Utilization ²)	-1,974	-533	-893	-1,173	-643	-408	-2,179	-979
Of which restructuring	-150	-70	-51	-67	-193	-95	-161	-336
Reversal of excess amounts	-1,034	-236	-316	-452	-603	-66	-170	-339
Reclassification, translation difference and other²)	-270	1,312	133	735	199	-261	-80	144

Closing balance	11,588	10,562	9,668	10,197	9,504	8,813	9,232	11,045

Of which restructuring	668	595	579	604	637	732	807	950

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	9,504	9,504	9,504	9,504	10,466	10,466	10,466	10,466
Additions¹)	6,785	2,481	2,130	1,583	4,423	2,685	2,369	1,753
Utilization ²)	-4,573	-2,599	-2,066	-1,173	-4,209	-3,566	-3,158	-979
Of which restructuring	-338	-188	-118	-67	-785	-592	-497	-336
Reversal of excess amounts	-2,038	-1,004	-768	-452	-1,178	-575	-509	-339
Reclassification, translation difference and other ²)	1,910	2,180	868	735	2	-197	64	144

Closing balance	11,588	10,562	9,668	10,197	9,504	8,813	9,232	11,045

Of which restructuring	668	595	579	604	637	732	807	950

1)	Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential DPA breach resolution with DOJ, including estimated expenses for extended monitorship.
2)	Includes a provision from acquired business in Q3 2022, which was utilized in Q4 2022. For more information see note 11 “Business combinations”.

In December 2019, Ericsson entered into a deferred prosecution agreement (DPA) with the United States Department of Justice (DOJ). The DPA has a three-year term and includes a guilty plea by our Egyptian subsidiary to a criminal violation of the US Foreign Corrupt Practices Act’s (FCPA) antibribery provisions. In October 2021, the DOJ notified Ericsson of its determination that the Company breached its obligations under the DPA by failing to provide required information to the DOJ. In March 2022, the DOJ informed Ericsson that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation post-DPA. In December 2022, the Company agreed with the DOJ and SEC to extend the term of the Company’s independent compliance monitor for one year, to June 2024. In addition, the Company made a provision in the fourth quarter of 2022 of SEK 2.3 billion (approx. USD 220 million) in relation to a potential resolution with the DOJ regarding previously announced, non-criminal, alleged breaches under the DPA. The provision also includes estimated expenses for the previously announced extended monitorship. The eventual financial penalty could differ materially from the provision, since negotiations are still ongoing.

42 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Note 6 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Dec 31 2022				Dec 31 2021
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance ¹)	5.4	—	—	5.4	3.3	—	—	3.3
Interest-bearing securities	17.5	17.5	—	—	43.3	43.3	—	—
Cash equivalents ²)	15.3	—	15.3	—	26.0	—	26.0	—
Other financial assets	2.1	0.1	—	2.0	2.3	0.6	—	1.7
Other current assets	1.1	—	1.1	—	0.3	—	0.3	—
Assets at fair value through OCI
Trade receivables	48.4	—	—	48.4	45.4	—	—	45.4
Assets at amortized costs
Interest-bearing securities	0.4	—	—	—	0.3	—	—	—
Cash equivalents ²)	2.9	—	—	—	4.0	—	—	—
Other financial assets	0.6	—	—	—	0.5	—	—	—

Total financial assets	93.7				125.4

Financial liabilities at designated FVTPL
Parent company borrowings	-29.6	-16.7	-12.9	—	-31.4	-19.5	-11.9	—
Financial liabilities at FVTPL
Other current liabilities	-2.6	—	-2.6	—	-0.8	—	-0.8	—
Liabilities at amortized cost
Trade payables	-38.4	—	—	—	-35.7	—	—	—
Borrowings	-3.4	—	—	—	-0.4	—	—	—

Total financial liabilities	-74.0				-68.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 37.3 billion, disposals and repayments of SEK 35.4 billion and revaluation gain of SEK 0.2 billion.
2)	Total Cash and cash equivalent is SEK 38.3 (54.1) billion, of which SEK 18.2 (30.0) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Dec
	2022	2021
SEK/EUR - closing rate	11.08	10.24
SEK/USD - closing rate	10.38	9.05

43 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Note 7 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,502	1,104	1,053	818	701	1,040	1,007	915
Capitalized development expenses	717	414	301	288	302	190	266	204
IPR, brands and other intangible assets	120	2	2	2	123	3	1	4

Total	2,339	1,520	1,356	1,108	1,126	1,233	1,274	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	1,250	1,100	1,074	964	1,134	954	910	874
Capitalized development expenses	395	387	403	401	396	394	329	224
Goodwill, IPR, brands and other intangible assets	1,196	499	159	198	436	464	294	283
Right-of-use assets	694	652	588	583	587	572	564	554

Total	3,535	2,638	2,224	2,146	2,553	2,384	2,097	1,935

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	4,477	2,975	1,871	818	3,663	2,962	1,922	915
Capitalized development expenses	1,720	1,003	589	288	962	660	470	204
IPR, brands and other intangible assets	126	6	4	2	131	8	5	4

Total	6,323	3,984	2,464	1,108	4,756	3,630	2,397	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	4,388	3,138	2,038	964	3,872	2,738	1,784	874
Capitalized development expenses	1,586	1,191	804	401	1,343	947	553	224
Goodwill, IPR, brands and other intangible assets	2,052	856	357	198	1,477	1,041	577	283
Right-of-use assets	2,517	1,823	1,171	583	2,277	1,690	1,118	554

Total	10,543	7,008	4,370	2,146	8,969	6,416	4,032	1,935

Note 8 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Dec 31 2022	Dec 31 2021
Contingent liabilities	3,322	1,614
Assets pledged as collateral	7,226	6,873

44 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Note 9 – Share information

Number of shares and earnings per share

	Q4		Jan-Dec
	2022	2021	2022	2021
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	4	4	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,334	3,333	3,334	3,333
Average number of treasury shares (million)	4	4	4	5
Average number of shares outstanding, basic (million)	3,330	3,330	3,330	3,329
Average number of shares outstanding, diluted (million) ¹)	3,334	3,333	3,334	3,332
Earnings per share, basic (SEK) ²)	1.82	3.03	5.62	6.82
Earnings per share, diluted (SEK) ¹)	1.82	3.02	5.62	6.81

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.50 per share was approved by the AGM on March 29, 2022. The dividend was paid out in two equal installments; SEK 1.25 per share in Q2 and in Q4 2022.

Note 10 – Employee information

Number of employees

	2022				2021
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	27,761	26,844	26,127	26,255	26,369	26,363	26,325	26,123
North East Asia	13,207	13,219	13,077	12,999	13,091	14,111	14,043	14,033
North America	11,993	11,706	10,501	10,327	10,344	10,371	10,256	10,161
Europe and Latin America ¹	48,023	48,144	47,240	46,994	47,064	46,903	46,616	46,482
Middle East and Africa	4,545	4,577	4,514	4,492	4,454	4,455	4,384	4,314

Total	105,529	104,490	101,459	101,067	101,322	102,203	101,624	101,113

¹) Of which in Sweden	14,481	14,444	14,564	14,195	14,183	13,908	13,626	13,379

45 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Note 11 – Business combinations

Acquisition Vonage – Final PPA

SEK billion	2022
Purchase price paid on acquisition ¹)	51.3
Deferred consideration ²)	2.0

Total consideration, all cash and cash equivalents	53.3

Net assets (liabilities) acquired
Intangible assets	23.6
Property, plant and equipment	0.2
Right-of-use assets	0.3
Deferred tax assets	2.4
Trade receivables	1.1
Cash and cash equivalents	0.5
Other assets	1.9
Provisions	-1.1
Deferred tax liabilities	-6.2
Borrowings	-6.5
Lease liabilities	-0.4
Other liabilities	-3.8

Total identifiable net assets (liabilities)	12.0

Goodwill	41.3

Total	53.3

Acquisition-related costs ³)	0.4

1)	Purchase price to acquire shares outstanding net of hedge release of SEK 3.7 billion.
2)

Deferred consideration relates to the pre-combination portion of employee stock awards that were previously granted to Vonage employees, which will be paid out post acquisition according to the original award vesting schedule.

3)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

On July 21, 2022, the Company acquired, in an all cash transaction, all of the shares in Vonage Holdings Corp – a US-based global provider of cloud-based communications. This acquisition provides Ericsson with an opportunity to access a complementary, substantial and high growth segment. Vonage is a supplier of consumer communications solutions, as well as network API’s, unified communications, and contact center solutions to enterprises world-wide. With increasing investments in 4G and 5G – and a flourishing ecosystem of new applications and use cases leveraging the power of modern networks – demand from enterprises for programmable networks has been accelerating. Goodwill in this transaction represents future customers, technology, and synergies and is not expected to be deductible for tax purposes. The intangible assets mainly relate to customer relationships. The fair values of the assets acquired and liabilities assumed, at the acquisition date and as presented in Q4 2022, are final.

Vonage’s net sales and EBIT (loss) for the period, from acquisition date, amounts to SEK 7.0 billion and SEK -1.8 billion respectively.

Vonage’s net sales and EBIT (loss) for the 2022 financial year, as though the acquisition date occurred at the beginning of the annual reporting period, amounts to SEK 14.4 (USD 1.4) billion and SEK -3.0 (USD -0.3) billion respectively.

46 Ericsson | Fourth quarter and full-year report 2022	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2021.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2022				2021
Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Acquired business	-4,090	-2,925	—	—	-124	-402	-450	-225
Net FX impact	-9,489	-7,437	-5,034	-4,008	-385	1,196	5,455	5,341
Comparable net sales, excluding FX impact	72,401	57,678	57,431	51,053	70,823	57,057	59,946	54,894
Comparable quarter net sales adj. for acq/div business	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Sales growth adjusted for comparable units and currency (% )	1%	3%	5%	3%	2%	-1%	8%	10%

	2022				2021
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
Reported net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Acquired business	-7,015	-2,925	—	—	-1,201	-1,077	-675	-225
Net FX impact	-25,968	-16,479	-9,042	-4,008	11,607	11,992	10,796	5,341
Comparable net sales, excluding FX impact	238,563	166,162	108,484	51,053	242,720	171,897	114,840	54,894
Comparable quarter net sales adj. for acq/div business	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Sales growth adjusted for comparable units and currency (% )	3%	3%	4%	3%	4%	6%	9%	10%

47 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	35,569	28,135	26,302	23,289	30,821	24,776	23,857	21,295
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Gross margin (%)	41.4%	41.4%	42.1%	42.3%	43.2%	44.0%	43.4%	42.8%
Gross income	35,569	28,135	26,302	23,289	30,821	24,776	23,857	21,295
Restructuring charges included in cost of sales	96	55	42	2	199	6	6	62
Gross income excluding restructuring charges	35,665	28,190	26,344	23,291	31,020	24,782	23,863	21,357
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Gross margin excluding restructuring charges (%)	41.5%	41.4%	42.2%	42.3%	43.5%	44.0%	43.4%	42.9%
Operating expenses	-24,909	-21,283	-19,365	-17,473	-19,384	-16,359	-17,352	-15,976
Restructuring charges included in R&D expenses	10	7	4	33	140	-2	-1	—
Restructuring charges included in selling and administrative expenses	122	19	3	6	124	1	-1	15
Operating expenses excluding restructuring charges	-24,777	-21,257	-19,358	-17,434	-19,120	-16,360	-17,354	-15,961
EBIT	7,853	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
EBIT margin (%)	9.1%	10.5%	11.7%	8.6%	16.6%	15.7%	10.6%	10.6%
EBIT	7,853	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Total restructuring charges	228	81	49	41	463	5	4	77
EBIT excluding restructuring charges	8,081	7,196	7,357	4,785	12,324	8,840	5,827	5,338
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
EBIT margin excluding restructuring charges (%)	9.4%	10.6%	11.8%	8.7%	17.3%	15.7%	10.6%	10.7%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	113,295	77,726	49,591	23,289	100,749	69,928	45,152	21,295
Net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Gross margin (%)	41.7%	41.9%	42.2%	42.3%	43.4%	43.4%	43.1%	42.8%
Gross income	113,295	77,726	49,591	23,289	100,749	69,928	45,152	21,295
Restructuring charges included in cost of sales	195	99	44	2	273	74	68	62
Gross income excluding restructuring charges	113,490	77,825	49,635	23,291	101,022	70,002	45,220	21,357
Net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Gross margin excluding restructuring charges (%)	41.8%	41.9%	42.2%	42.3%	43.5%	43.5%	43.2%	42.9%
Operating expenses	-83,030	-58,121	-36,838	-17,473	-69,071	-49,687	-33,328	-15,976
Restructuring charges included in R&D expenses	54	44	37	33	137	-3	-1	—
Restructuring charges included in selling and administrative expenses	150	28	9	6	139	15	14	15
Operating expenses excluding restructuring charges	-82,826	-58,049	-36,792	-17,434	-68,795	-49,675	-33,315	-15,961
EBIT	27,020	19,167	12,052	4,744	31,780	19,919	11,084	5,261
Net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
EBIT margin (%)	10.0%	10.3%	10.3%	8.6%	13.7%	12.4%	10.6%	10.6%
EBIT	27,020	19,167	12,052	4,744	31,780	19,919	11,084	5,261
Total restructuring charges	399	171	90	41	549	86	81	77
EBIT excluding restructuring charges	27,419	19,338	12,142	4,785	32,329	20,005	11,165	5,338
Net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
EBIT margin excluding restructuring charges (%)	10.1%	10.4%	10.3%	8.7%	13.9%	12.4%	10.7%	10.7%

48 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	6,190	5,360	4,650	2,912	10,146	5,766	3,900	3,168
Income tax	1,189	1,220	1,899	1,189	770	2,471	1,469	1,560
Financial income and expenses, net	474	535	759	643	945	598	454	533
Amortizations and write-downs of acquired intangibles	1,196	498	158	199	436	464	294	283
EBITA	9,049	7,613	7,466	4,943	12,297	9,299	6,117	5,544
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
EBITA margin (%)	10.5%	11.2%	12.0%	9.0%	17.2%	16.5%	11.1%	11.1%
Restructuring charges	228	81	49	41	463	5	4	77
EBITA excluding restructuring charges	9,277	7,694	7,515	4,984	12,760	9,304	6,121	5,621
EBITA margin excluding restructuring charges (%)	10.8%	11.3%	12.0%	9.1%	17.9%	16.5%	11.1%	11.3%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	19,112	12,922	7,562	2,912	22,980	12,834	7,068	3,168
Income tax	5,497	4,308	3,088	1,189	6,270	5,500	3,029	1,560
Financial income and expenses, net	2,411	1,937	1,402	643	2,530	1,585	987	533
Amortizations and write-downs of acquired intangibles	2,051	855	357	199	1,477	1,041	577	283
EBITA	29,071	20,022	12,409	4,943	33,257	20,960	11,661	5,544
Net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
EBITA margin (%)	10.7%	10.8%	10.6%	9.0%	14.3%	13.0%	11.1%	11.1%
Restructuring charges	399	171	90	41	549	86	81	77
EBITA excluding restructuring charges	29,470	20,193	12,499	4,984	33,806	21,046	11,742	5,621
EBITA margin excluding restructuring charges (%)	10.9%	10.9%	10.6%	9.1%	14.6%	13.1%	11.2%	11.3%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2022				2021
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	271,546	256,898	245,121	237,597	232,314	230,572	231,781	232,418
EBIT	27,020	31,028	32,748	31,263	31,780	30,927	30,735	28,763
Restructuring charges	399	634	558	513	549	78	403	1,082
EBIT excl. restr . charges	27,419	31,662	33,306	31,776	32,329	31,005	31,138	29,845
EBIT margin excl. restr. charges (%)	10.1%	12.3%	13.6%	13.4%	13.9%	13.4%	13.4%	12.8%

49 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2022				2021
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	38,349	36,749	93,618	76,856	54,050	46,476	43,273	40,543
+ Interest-bearing securities, current	8,736	6,640	3,715	12,292	12,932	15,016	12,855	4,599
+ Interest-bearing securities, non-current	9,164	2,423	3,061	15,022	30,626	26,668	20,998	23,477
Gross cash, end of period	56,249	45,812	100,394	104,170	97,608	88,160	77,126	68,619
- Borrowings, current	5,984	5,437	3,686	10,403	9,590	10,155	11,737	2,353
- Borrowings, non-current	26,946	26,994	26,363	28,599	22,241	22,282	21,673	23,299
Net cash, end of period	23,319	13,381	70,345	65,168	65,777	55,723	43,716	42,967

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2022				2021
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	349,537	361,166	332,453	323,935	305,614	290,527	281,045	270,319
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,959	4,511	4,020	4,498	3,722	2,471	1,922	2,337
Deferred tax liabilities	4,784	8,025	1,250	1,012	884	909	975	1,049
Other non-current liabilities	745	791	762	1,070	1,587	1,605	1,596	1,326
Provisions, current	7,629	6,051	5,648	5,699	5,782	6,342	7,310	8,708
Contract liabilities	42,251	41,105	41,547	39,875	32,834	33,869	36,621	32,054
Trade payables	38,437	40,864	39,539	35,316	35,684	31,877	29,638	29,135
Current tax liabilities	2,640	5,008	6,703	5,701	2,917	5,409	4,676	4,761
Other current liabilities	46,193	50,554	40,346	41,919	37,921	36,025	32,477	35,761
Capital employed	202,899	204,257	192,638	188,845	184,283	172,020	165,830	155,188

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	85,980	68,040	62,465	55,061	71,332	56,263	54,941	49,778
Annualized net sales	343,920	272,160	249,860	220,244	285,328	225,052	219,764	199,112
Average capital employed
Capital employed at beginning of period	204,257	192,638	188,845	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	202,899	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	203,578	198,448	190,742	186,564	178,152	168,925	160,509	158,589
Capital turnover (times)	1.7	1.4	1.3	1.2	1.6	1.3	1.4	1.3

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	271,546	185,566	117,526	55,061	232,314	160,982	104,719	49,778
Annualized net sales	271,546	247,421	235,052	220,244	232,314	214,643	209,438	199,112
Average capital employed
Capital employed at beginning of period	184,283	184,283	184,283	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	202,899	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	193,591	194,270	188,461	186,564	173,137	167,005	163,910	158,589
Capital turnover (times)	1.4	1.3	1.2	1.2	1.3	1.3	1.3	1.3

50 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT	7,853	7,115	7,308	4,744	11,861	8,835	5,823	5,261
Annualized EBIT	31,412	28,460	29,232	18,976	47,444	35,340	23,292	21,044
Average capital employed
Capital employed at beginning of period	204,257	192,638	188,845	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	202,899	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	203,578	198,448	190,742	186,564	178,152	168,925	160,509	158,589
Return on capital employed (%)	15.4%	14.3%	15.3%	10.2%	26.6%	20.9%	14.5%	13.3%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	27,020	19,167	12,052	4,744	31,780	19,919	11,084	5,261
Annualized EBIT	27,020	25,556	24,104	18,976	31,780	26,559	22,168	21,044
Average capitalem ployed
Capital employed at beginning of period	184,283	184,283	184,283	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	202,899	204,257	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	193,591	194,270	188,461	186,564	173,137	167,005	163,910	158,589
Return on capital employed (%)	14.0%	13.2%	12.8%	10.2%	18.4%	15.9%	13.5%	13.3%

Equity ratio

Equity expressed as a percentage of total assets.

	2022				2021
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	133,304	136,820	127,799	109,879	107,099	95,628	91,695	88,124
Total assets	349,537	361,166	332,453	323,935	305,614	290,527	281,045	270,319
Equity ratio (%)	38.1%	37.9%	38.4%	33.9%	35.0%	32.9%	32.6%	32.6%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	6,066	5,214	4,504	2,940	10,076	5,752	3,679	3,187
Annualized	24,264	20,856	18,016	11,760	40,304	23,008	14,716	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	138,607	129,620	111,701	108,775	97,323	93,331	89,782	86,674
Stockholders’ equity, end of period	134,814	138,607	129,620	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	136,711	134,114	120,661	110,238	103,049	95,327	91,557	88,228
Return on equity (%)	17.7%	15.6%	14.9%	10.7%	39.1%	24.1%	16.1%	14.4%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	18,724	12,658	7,444	2,940	22,694	12,618	6,866	3,187
Annualized	18,724	16,877	14,888	11,760	22,694	16,824	13,732	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	108,775	108,775	108,775	108,775	86,674	86,674	86,674	86,674
Stockholders’ equity, end of period	134,814	138,607	129,620	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	121,795	123,691	119,198	110,238	97,725	91,999	90,003	88,228
Return on equity (%)	15.4%	13.6%	12.5%	10.7%	23.2%	18.3%	15.3%	14.4%

51 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2022				2021
Isolated quarters, SEK	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	1.82	1.56	1.35	0.88	3.02	1.73	1.10	0.96
Restructuring charges	0.05	0.02	0.01	0.01	0.11	0.00	0.00	0.02
Amortizations and write-downs of acquired intangibles	0.26	0.12	0.03	0.05	0.10	0.09	0.07	0.06
Adjusted earnings per share	2.13	1.70	1.39	0.94	3.23	1.82	1.17	1.04

	2022				2021
Year to date, SEK	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	5.62	3.80	2.23	0.88	6.81	3.79	2.06	0.96
Restructuring charges	0.09	0.04	0.02	0.01	0.13	0.02	0.02	0.02
Amortizations and write-downs of acquired intangibles	0.45	0.19	0.08	0.05	0.32	0.22	0.13	0.06
Adjusted earnings per share	6.16	4.03	2.33	0.94	7.26	4.03	2.21	1.04

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	19,895	4,651	6,287	30	15,196	14,724	5,940	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,502	-1,104	-1,053	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	76	74	61	38	34	40	17	24
Product development	-717	-414	-301	-288	-302	-190	-266	-204
Other investments 1)	-121	-1	23	-27	-122	-4	—	-5
Repayment of lease liabilities	-765	-658	-577	-593	-623	-580	-617	-548
Free cash flow before M&A	16,866	2,548	4,440	-1,658	13,482	12,950	4,067	1,557
Acquisitions/ divestments of subs and other operations, net	-445	-51,412	123	46	178	-55	-69	5
Free cash flow after M&A	16,421	-48,864	4,563	-1,612	13,660	12,895	3,998	1,562

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec Jan-Sep Jan-Jun			Jan-Mar
Cash flow from operating activities	30,863	10,968	6,317	30	39,065	23,869	9,145	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-4,477	-2,975	-1,871	-818	-3,663	-2,962	-1,922	-915
Sales of property, plant and equipment	249	173	99	38	115	81	41	24
Product development	-1,720	-1,003	-589	-288	-962	-660	-470	-204
Other investments 1)	-126	-5	-4	-27	-131	-9	-5	-5
Repayment of lease liabilities	-2,593	-1,828	-1,170	-593	-2,368	-1,745	-1,165	-548
Free cash flow before M&A	22,196	5,330	2,782	-1,658	32,056	18,574	5,624	1,557
Acquisitions/ divestments of subs and other operations, net	-51,688	-51,243	169	46	59	-119	-64	5
Free cash flow after M&A	-29,492	-45,913	2,951	-1,612	32,115	18,455	5,560	1,562

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

52 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency*)

	2022				2021
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1%	4%	—	—	—	—	—	—
Cloud Software and Services	2%	-5%	—	—	—	—	—	—
Enterprise	15%	21%	—	—	—	—	—	—
Other	10%	-1%	—	—	—	—	—	—

Total	1%	3%	5%	3%	2%	-1%	8%	10%

	2022				2021
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4%	5%	—	—	—	—	—	—
Cloud Software and Services	-1%	-3%	—	—	—	—	—	—
Enterprise	16%	17%	—	—	—	—	—	—
Other	3%	0%	—	—	—	—	—	—

Total	3%	3%	4%	3%	4%	6%	9%	10%

*)	Sales growth adjusted for comparable units and currency has not been restated by segment for the first two quarters of 2022 and for each quarter in 2021.

Sales growth by market area adjusted for comparable units and currency

	2022				2021
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	21%	13%	6%	-17%	-13%	-16%	14%	21%
North East Asia	-16%	-6%	-1%	-20%	-22%	-33%	1%	78%
North America	-7%	9%	12%	9%	15%	13%	11%	10%
Europe and Latin America	0%	0%	4%	15%	12%	9%	14%	12%
Middle East and Africa	-4%	3%	8%	-9%	5%	-8%	-10%	-16%

Total	1%	3%	5%	3%	2%	-1%	8%	10%

	2022				2021
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	7%	1%	-5%	-17%	-1%	4%	17%	21%
North East Asia	-11%	-9%	-10%	-20%	-8%	1%	27%	78%
North America	5%	10%	10%	9%	12%	11%	11%	10%
Europe and Latin America	4%	6%	9%	15%	12%	12%	13%	12%
Middle East and Africa	-1%	1%	0%	-9%	-7%	-12%	-13%	-16%

Total	3%	3%	4%	3%	4%	6%	9%	10%

53 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Gross margin by segment by quarter

	2022				2021
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	44.4%	44.4%	45.1%	44.7%	46.3%	47.8%	47.9%	46.1%
Cloud Software and Services	33.0%	31.8%	33.5%	35.0%	35.4%	33.6%	30.6%	33.6%
Enterprise	43.5%	46.5%	45.0%	47.8%	46.2%	48.8%	47.8%	41.8%
Other	-2.3%	-27.9%	5.4%	0.2%	-3.3%	7.9%	4.3%	22.0%

Total	41.4%	41.4%	42.1%	42.3%	43.2%	44.0%	43.4%	42.8%

	2022				2021
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.6%	44.7%	44.9%	44.7%	47.0%	47.3%	47.0%	46.1%
Cloud Software and Services	33.2%	33.3%	34.2%	35.0%	33.5%	32.6%	32.0%	33.6%
Enterprise	45.2%	46.4%	46.4%	47.8%	46.4%	46.4%	45.2%	41.8%
Other	-5.7%	-6.9%	3.0%	0.2%	7.9%	11.4%	13.2%	22.0%
Total	41.7%	41.9%	42.2%	42.3%	43.4%	43.4%	43.1%	42.8%

EBIT margin by segment by quarter

	2022				2021
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.2%	19.9%	19.3%	18.7%	23.0%	23.7%	21.7%	20.0%
Cloud Software and Services	3.3%	-5.6%	-5.2%	-6.9%	3.3%	-3.3%	-8.9%	-10.4%
Enterprise	-44.7%	-32.4%	-44.7%	-44.3%	-42.7%	-52.6%	-40.6%	-57.0%
Other	-414.4%	-3.9%	3.2%	-247.8%	59.4%	95.0%	-196.7%	-6.8%

Total	9.1%	10.5%	11.7%	8.6%	16.6%	15.7%	10.6%	10.6%

	2022				2021
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.9%	19.3%	19.0%	18.7%	22.2%	21.9%	20.9%	20.0%
Cloud Software and Services	-2.8%	-5.9%	-6.0%	-6.9%	-4.0%	-7.4%	-9.6%	-10.4%
Enterprise	-40.5%	-37.4%	-44.5%	-44.3%	-47.5%	-49.5%	-47.8%	-57.0%
Other	-164.2%	-76.9%	-111.6%	-247.8%	-14.2%	-37.1%	-101.5%	-6.8%

Total	10.0%	10.3%	10.3%	8.6%	13.7%	12.4%	10.6%	10.6%

54 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Restructuring charges by function

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-96	-55	-42	-2	-199	-6	-6	-62
Research and development expenses	-10	-7	-4	-33	-140	2	1	0
Selling and administrative expenses	-122	-19	-3	-6	-124	-1	1	-15

Total	-228	-81	-49	-41	-463	-5	-4	-77

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-195	-99	-44	-2	-273	-74	-68	-62
Research and development expenses	-54	-44	-37	-33	-137	3	1	0
Selling and administrative expenses	-150	-28	-9	-6	-139	-15	-14	-15

Total	-399	-171	-90	-41	-549	-86	-81	-77

Restructuring charges by segment

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-65	-26	-45	-10	-278	1	-8	23
of which cost of sales	-69	-3	-44	-10	-77	1	-1	24
of which operating expenses	4	-23	-1	0	-201	0	-7	-1
Cloud Software and Services	-16	-55	0	-25	-158	-5	-4	-87
of which cost of sales	1	-52	2	8	-116	-7	-2	-82
of which operating expenses	-17	-3	-2	-33	-42	2	-2	-5
Enterprise	-147	0	-4	-6	-27	-1	11	1
of which cost of sales	-28	0	0	0	-6	0	1	0
of which operating expenses	-119	0	-4	-6	-21	-1	10	1
Other	0	0	0	0	0	0	-3	-14
of which cost of sales	0	0	0	0	0	0	-4	-4
of which operating expenses	0	0	0	0	0	0	1	-10

Total	-228	-81	-49	-41	-463	-5	-4	-77

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-146	-81	-55	-10	-262	16	15	23
of which cost of sales	-126	-57	-54	-10	-53	24	23	24
of which operating expenses	-20	-24	-1	0	-209	-8	-8	-1
Cloud Software and Services	-96	-80	-25	-25	-254	-96	-91	-87
of which cost of sales	-41	-42	10	8	-207	-91	-84	-82
of which operating expenses	-55	-38	-35	-33	-47	-5	-7	-5
Enterprise	-157	-10	-10	-6	-16	11	12	1
of which cost of sales	-28	0	0	0	-5	1	1	0
of which operating expenses	-129	-10	-10	-6	-11	10	11	1
Other	0	0	0	0	-17	-17	-17	-14
of which cost of sales	0	0	0	0	-8	-8	-8	-4
of which operating expenses	0	0	0	0	-9	-9	-9	-10

Total	-399	-171	-90	-41	-549	-86	-81	-77

55 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	26,125	21,369	20,779	18,221	23,720	19,400	19,112	16,690
Cloud Software and Services	6,663	4,568	4,690	4,226	6,478	4,582	3,961	4,015
Enterprise	2,890	2,398	843	843	838	760	764	534
Other	-13	-145	32	1	-16	40	26	118

Total	35,665	28,190	26,344	23,291	31,020	24,782	23,863	21,357

	2022				2021
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	44.6%	44.4%	45.2%	44.8%	46.4%	47.8%	47.9%	46.0%
Cloud Software and Services	33.0%	32.1%	33.5%	35.0%	36.1%	33.7%	30.6%	34.3%
Enterprise	43.9%	46.5%	45.0%	47.8%	46.5%	48.8%	47.8%	41.8%
Other	-2.3%	-27.9%	5.4%	0.2%	-3.3%	7.9%	5.0%	22.8%

Total	41.5%	41.4%	42.2%	42.3%	43.5%	44.0%	43.4%	42.9%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	86,494	60,369	39,000	18,221	78,922	55,202	35,802	16,690
Cloud Software and Services	20,147	13,484	8,916	4,226	19,036	12,558	7,976	4,015
Enterprise	6,974	4,084	1,686	843	2,896	2,058	1,298	534
Other	-125	-112	33	1	168	184	144	118

Total	113,490	77,825	49,635	23,291	101,022	70,002	45,220	21,357

	2022				2021
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.7%	44.8%	45.0%	44.8%	47.0%	47.3%	47.0%	46.0%
Cloud Software and Services	33.3%	33.4%	34.2%	35.0%	33.9%	32.8%	32.3%	34.3%
Enterprise	45.3%	46.4%	46.4%	47.8%	46.4%	46.4%	45.1%	41.8%
Other	-5.7%	-6.9%	3.0%	0.2%	8.3%	12.0%	13.9%	22.8%

Total	41.8%	41.9%	42.2%	42.3%	43.5%	43.5%	43.2%	42.9%

56 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12,518	9,623	8,906	7,611	12,035	9,623	8,653	7,217
Cloud Software and Services	689	-737	-733	-812	748	-444	-1,154	-1,130
Enterprise	-2,797	-1,670	-835	-775	-743	-818	-660	-728
Other	-2,329	-20	19	-1,239	284	479	-1,012	-21

Total	8,081	7,196	7,357	4,785	12,324	8,840	5,827	5,338

	2022				2021
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.4%	20.0%	19.4%	18.7%	23.6%	23.7%	21.7%	19.9%
Cloud Software and Services	3.4%	-5.2%	-5.2%	-6.7%	4.2%	-3.3%	-8.9%	-9.6%
Enterprise	-42.5%	-32.4%	-44.5%	-44.0%	-41.2%	-52.5%	-41.3%	-57.1%
Other	-414.4%	-3.9%	3.2%	-247.8%	59.4%	95.0%	-196.1%	-4.1%

Total	9.4%	10.6%	11.8%	8.7%	17.3%	15.7%	10.6%	10.7%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	38,658	26,140	16,517	7,611	37,528	25,493	15,870	7,217
Cloud Software and Services	-1,593	-2,282	-1,545	-812	-1,980	-2,728	-2,284	-1,130
Enterprise	-6,077	-3,280	-1,610	-775	-2,949	-2,206	-1,388	-728
Other	-3,569	-1,240	-1,220	-1,239	-270	-554	-1,033	-21

Total	27,419	19,338	12,142	4,785	32,329	20,005	11,165	5,338

	2022				2021
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.0%	19.4%	19.1%	18.7%	22.4%	21.8%	20.8%	19.9%
Cloud Software and Services	-2.6%	-5.7%	-5.9%	-6.7%	-3.5%	-7.1%	-9.3%	-9.6%
Enterprise	-39.5%	-37.3%	-44.3%	-44.0%	-47.3%	-49.8%	-48.3%	-57.1%
Other	-164.2%	-76.9%	-111.6%	-247.8%	-13.4%	-36.0%	-99.9%	-4.1%

Total	10.1%	10.4%	10.3%	8.7%	13.9%	12.4%	10.7%	10.7%

Rolling four quarters of net sales by segment *)

	2022				2021
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	193,468	185,939	178,383	172,276	167,838	—	—	—
Cloud Software and Services	60,524	58,269	57,666	56,601	56,224	—	—	—
Enterprise	15,380	10,600	6,997	6,722	6,236	—	—	—
Other	2,174	2,090	2,075	1,998	2,016	—	—	—

Total	271,546	256,898	245,121	237,597	232,314	230,572	231,781	232,418

*)	Rolling four quarters of net sales by segment has not been restated for the first three quarters of 2021.

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%) *)

	2022				2021
Rolling four quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.0%	20.5%	21.4%	22.0%	22.4%	—	—	—
Cloud Software and Services	-2.6%	-2.6%	-2.2%	-2.9%	-3.5%	—	—	—
Enterprise	-39.5%	-38.0%	-45.3%	-44.6%	-47.3%	—	—	—
Other	-164.2%	-45.7%	-22.0%	-74.5%	-13.4%	—	—	—

Total	10.1%	12.3%	13.6%	13.4%	13.9%	13.4%	13.4%	12.8%

*)	Rolling four quarters of EBIT margin excluding restructuring charges by segment has not been restated for the first three quarters of 2021.

57 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12,555	9,624	8,889	7,629	11,787	9,643	8,679	7,274
Cloud Software and Services	695	-769	-710	-783	861	-318	-1,035	-1,097
Enterprise	-1,882	-1,223	-732	-664	-635	-505	-512	-598
Other	-2,319	-19	19	-1,239	284	479	-1,015	-35

Total	9,049	7,613	7,466	4,943	12,297	9,299	6,117	5,544

	2022				2021
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.4%	20.0%	19.3%	18.7%	23.1%	23.8%	21.8%	20.1%
Cloud Software and Services	3.4%	-5.4%	-5.1%	-6.5%	4.8%	-2.3%	-8.0%	-9.4%
Enterprise	-28.6%	-23.7%	-39.0%	-37.7%	-35.2%	-32.4%	-32.0%	-46.9%
Other	-412.6%	-3.7%	3.2%	-247.8%	59.4%	95.0%	-196.7%	-6.8%

Total	10.5%	11.2%	12.0%	9.0%	17.2%	16.5%	11.1%	11.1%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	38,697	26,142	16,518	7,629	37,383	25,596	15,953	7,274
Cloud Software and Services	-1,567	-2,262	-1,493	-783	-1,589	-2,450	-2,132	-1,097
Enterprise	-4,501	-2,619	-1,396	-664	-2,250	-1,615	-1,110	-598
Other	-3,558	-1,239	-1,220	-1,239	-287	-571	-1,050	-35

Total	29,071	20,022	12,409	4,943	33,257	20,960	11,661	5,544

	2022				2021
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.0%	19.4%	19.1%	18.7%	22.3%	21.9%	20.9%	20.1%
Cloud Software and Services	-2.6%	-5.6%	-5.7%	-6.5%	-2.8%	-6.4%	-8.6%	-9.4%
Enterprise	-29.3%	-29.8%	-38.4%	-37.7%	-36.1%	-36.4%	-38.6%	-46.9%
Other	-163.7%	-76.9%	-111.6%	-247.8%	-14.2%	-37.1%	-101.5%	-6.8%

Total	10.7%	10.8%	10.6%	9.0%	14.3%	13.0%	11.1%	11.1%

58 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures

EBITA and EBITA margin excluding restructuring charges by segment

	2022				2021
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12,620	9,650	8,934	7,639	12,065	9,642	8,687	7,251
Cloud Software and Services	711	-714	-710	-758	1,019	-313	-1,031	-1,010
Enterprise	-1,735	-1,223	-728	-658	-608	-504	-523	-599
Other	-2,319	-19	19	-1,239	284	479	-1,012	-21

Total	9,277	7,694	7,515	4,984	12,760	9,304	6,121	5,621

	2022				2021
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.5%	20.0%	19.4%	18.8%	23.6%	23.8%	21.8%	20.0%
Cloud Software and Services	3.5%	-5.0%	-5.1%	-6.3%	5.7%	-2.3%	-8.0%	-8.6%
Enterprise	-26.4%	-23.7%	-38.8%	-37.3%	-33.7%	-32.3%	-32.7%	-46.9%
Other	-412.6%	-3.7%	3.2%	-247.8%	59.4%	95.0%	-196.1%	-4.1%

Total	10.8%	11.3%	12.0%	9.1%	17.9%	16.5%	11.1%	11.3%

	2022				2021
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	38,843	26,223	16,573	7,639	37,645	25,580	15,938	7,251
Cloud Software and Services	-1,471	-2,182	-1,468	-758	-1,335	-2,354	-2,041	-1,010
Enterprise	-4,344	-2,609	-1,386	-658	-2,234	-1,626	-1,122	-599
Other	-3,558	-1,239	-1,220	-1,239	-270	-554	-1,033	-21

Total	29,470	20,193	12,499	4,984	33,806	21,046	11,742	5,621

	2022				2021
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.1%	19.4%	19.1%	18.8%	22.4%	21.9%	20.9%	20.0%
Cloud Software and Services	-2.4%	-5.4%	-5.6%	-6.3%	-2.4%	-6.2%	-8.3%	-8.6%
Enterprise	-28.2%	-29.7%	-38.1%	-37.3%	-35.8%	-36.7%	-39.0%	-46.9%
Other	-163.7%	-76.9%	-111.6%	-247.8%	-13.4%	-36.0%	-99.9%	-4.1%

Total	10.9%	10.9%	10.6%	9.1%	14.6%	13.1%	11.2%	11.3%

Other ratios

	Q4		Jan-Dec
	2022	2021	2022	2021
Days sales outstanding	—	—	61	71
Inventory turn over days	89	79	93	88
Payable days	72	76	85	94

59 Ericsson | Fourth quarter and full-year report 2022	Alternative performance measures